Exhibit 2.3

Execution Copy

ASSET PURCHASE AGREEMENT

by and among

TEXAS PETROCHEMICALS LP,

PURCHASER

and

HUNTSMAN PETROCHEMICAL CORPORATION

and

HUNTSMAN FUELS, L.P.,

SELLERS

As of April 5, 2006

i

LIST OF EXHIBITS

Exhibit A	Form of Sellers’ Monthly Financial and Operating Report
Exhibit B-1	Opinion of Sellers’ Counsel
Exhibit B-2	Opinion of Purchaser’s Counsel
Exhibit C	Form of Guarantee
Exhibit D	Form of Raw Water Supply Agreement
Exhibit E	Form of LOU Crude Butadiene Sales Agreement
Exhibit F	Form of A-3 Crude Butadiene Sales Agreement
Exhibit G	Form of Odessa Crude Butadiene Sales Agreement
Exhibit H	Form of C4 Raffinate Sales Agreement
Exhibit I	Form of C5 Raffinate Sales Agreement
Exhibit J	Form of MTBE Exchange Agreement
Exhibit K	[Reserved]
Exhibit L	Form of Hydrogen Supply Agreement
Exhibit M	Form of Products and Services Exchange Agreement
Exhibit N	Form of Operating Agreement
Exhibit O	Form of Shared Use and Services Agreement
Exhibit P	Form of Shared Use and Access Agreement
Exhibit Q	Form of Agreement Regarding Buckeye Services
Exhibit R	Form of Seller Proprietary Software License Agreement
Exhibit S	[Reserved]
Exhibit T	Term Sheet for Transition Services Agreement (General)
Exhibit U	Term Sheet for Electricity Supply Agreement
Exhibit V	Term Sheet for Steam, Oxygen and Utilities Arrangement
Exhibit W	Term Sheet for Nitrogen Supply Arrangement
Exhibit X	Term Sheet for Terminal Services Arrangement
Exhibit Y	Form of Assignment and Assumption Agreement (JWWTP Agreements)
Exhibit Z	Form of Bill of Sale (JWWTP Facilities)

LIST OF SCHEDULES

Schedule 1.1-A	Easement Facilities
Schedule 1.1-B	Permitted Liens
Schedule 1.1-C	Calculation of Target Net Working Capital
Schedule 1.1-D	Sellers’ Knowledge
Schedule 1.1-E	Remaining Rita Repairs
Schedule 2.2(c)	Vehicles, etc. and Other Tangible Personal Property
Schedule 2.2(f)	Transferred Information Technology Hardware
Schedule 2.2(m)	Deposits and Pre-Paids
Schedule 2.3(l)	Certain Excluded Assets
Schedule 2.5(m)	Certain Retained Liabilities
Schedule 3.2(a)	Hydrogen and Miscellaneous Credit Amount
Schedule 4.4(a)	The Site; Description of the Real Property
Schedule 4.6	Inventory Locations
Schedule 4.7	Financial Statement Exceptions
Schedule 4.8	Previously Undisclosed Liabilities
Schedule 4.9	Certain Changes
Schedule 4.10	Legal Proceedings
Schedule 4.11	Exceptions to Compliance with Law
Schedule 4.12	Assumed Contracts; Required Consents
Schedule 4.12(m)	License Agreements
Schedule 4.13	Tax Exceptions
Schedule 4.14	Business Employees; Key Business Employees; Independent Contractors
Schedule 4.15	List of Seller Benefit Plans
Schedule 4.16	Labor Relations
Schedule 4.18	Environmental, Health and Safety Matters
Schedule 4.19	Seller Registered Intellectual Property
Schedule 4.22	Key Customer and Key Supplier Relations
Schedule 4.23(a)	Accounts Aging
Schedule 4.23(b)	Accounts Receivable
Schedule 4.24	Licenses
Schedule 6.1(b)	Capital Projects
Schedule 6.16	Key Customers and Key Suppliers
Schedule 6.17(a)	Existing Title Information
Schedule 6.17(b)	Seller Retained Easements
Schedule 6.22	Texaco Agreement Provisions
Schedule 6.23(a)	Computer Data Delivery Format
Schedule 6.23(b)	Software License Application Matters
Schedule 6.24(a)	New Dock Facilities

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 5, 2006, is made and entered into by and among Texas Petrochemicals LP, a Texas limited partnership (“Purchaser”), and Huntsman Petrochemical Corporation, a Delaware corporation (“Huntsman Petrochemical”) and Huntsman Fuels, L.P., a Texas limited partnership (“Huntsman Fuels”, and together with Huntsman Petrochemical the “Sellers” and, each individually, a “Seller”). The Purchaser and the Sellers are sometimes individually referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, the Sellers are engaged in the business of (i) processing crude butadiene and manufacturing C4 and C5 Olefins and MTBE from crude butadiene at the approximately 153.42-acre site located in Jefferson County, Texas that is described on Schedule 4.4(a) (together with the parcels described thereon as the “Isoprene Unit Site”, the “Wedge Tract”, the “Flare Site” and the “Loading Rack Site”, collectively, the “Site”) and (ii) the sale of such C4 and C5 Olefins and MTBE (the “Business”), which, for the avoidance of doubt excludes any of Sellers’ other businesses, including the manufacture and sale by the Sellers of products, including MTBE, from other sites in Jefferson County, Texas, such as the PO/MTBE site owned by one of the Sellers or an Affiliate;

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Sellers propose to sell to the Purchaser, and the Purchaser proposes to purchase from the Sellers, substantially all of the assets primarily used or held for use by the Sellers in the conduct of the Business, and the Purchaser proposes to assume certain of the liabilities and obligations of the Sellers associated with the Business; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1 Definitions. The following terms, as used herein, have the following meanings:

“ADA” means the United States Americans with Disabilities Act and the rules and regulations promulgated thereunder.

“ADEA” means the United States Age Discrimination in Employment Act and the rules and regulations promulgated thereunder.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Ancillary Documents” means the Purchaser Ancillary Documents and the Seller Ancillary Documents.

“Assignment (JWWTP Agreements)” means the Assignment and Assumption Agreement (JWWTP Agreements) substantially in the form of Exhibit Z and to be delivered by the Parties at the Closing.

“Assumed Contracts” means those contracts, agreements, leases, commitments and other instruments listed on Schedule 4.12 (unless indicated to the contrary thereon) and those contracts, to the extent they relate to the Business, that are not required to be listed on Schedule 4.12, but excluding the JWWTP Agreements, the Easements, the Other Agreements and the Hydrogen Supply Agreement dated as of August 1, 1992 between Air Products Manufacturing Corporation and Texaco.

“BFG Dock Facilities” means the “BFG Dock Facilities” as defined and described in the BFG Dock Facilities Agreement, including, for the avoidance of doubt, the New Dock Facilities.

“BFG Dock Facilities Agreement” means the BFG Dock Facilities Agreement dated December 31, 1980 by and among Texaco Butadiene Company, The B. F. Goodrich Company and Neches Butane Products Company.

“BFG Dock Facilities Site” means the land described in the BFG Dock Facilities Agreement as being the land on which the BFG Dock Facilities are located.

“Bill of Sale (JWWTP Facilities)” means the Bill of Sale (JWWTP Facilities) substantially in the form of Exhibit AA and to be delivered by the Parties at Closing.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Houston, Texas.

“Business Employee” means any employee of either Seller or any of its Affiliates who is listed on Schedule 4.14.

“CBAs” means the collective bargaining agreements and memoranda of agreements listed on Schedule 4.16 by and between either Seller and any of the following collective bargaining units and their predecessors: Pipefitters Local No. 195; Boilermakers Local No. 587; Carpenters and Joiners Local No. 502; International Brotherhood of Electrical Workers Local Nos. 2286 and 390; Technical Control Union; Paper, Allied-Industrial, Chemical and Energy Workers International Union Local No. 4-228; and United Steelworkers Local 4-228.

“Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

“Closing” means the consummation of the transactions contemplated by Article II.

“Closing Date” means the date on which the Closing occurs.

“COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the United States Internal Revenue Code of 1986.

“Combined Dock Facilities Interests” means the Sellers’ undivided interest in the BFG Dock Facilities and the Synpol Dock Facilities, excluding the Combined Dock Real Property Interests.

“Combined Dock Real Property Interests” means the Sellers’ undivided interest as tenant in common in the BFG Dock Facilities Site and the Synpol Dock Facilities Site.

“Commercial Agreements” means those certain agreements between the Purchaser, on the one hand, and a Seller or any Affiliate of a Seller, on the other, or between the Purchaser or a Seller, on the one hand, and another Person, on the other, executed at the Closing to take effect on the Closing Date, the forms of which (or term sheets for which) are attached hereto as Exhibits D through X, the Transition Services Agreement (IT Matters) dated as of the date hereof between the Purchaser and Huntsman Petrochemical and, on and after the Closing Date, the JWWTP Agreements.

“Confidentiality Agreement” means the confidentiality agreement dated April 6, 2005 between Huntsman and Texas Petrochemicals Inc., including the Addendum thereto executed February 22, 2006.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Conveyance (JWWTP Real Property)” means the Deed (JWWTP Real Property) in a form to be agreed by the Parties and delivered at the Closing.

“C4 Plant Site” means the land described as the C4 Plant Site on Schedule 4.4(a).

“Deloitte” means Deloitte & Touche USA LLP.

“Dock Site” means the land described as the Dock Site on Schedule 4.4(a).

“Easement Facilities” means the pipelines and other facilities described on Schedule 1.1-A.

“Easements” means the Existing Easements and the Additional Conveyed Easements.

“Electricity Supply Agreement” means an Electricity Supply Agreement between the Purchaser and a Seller executed at the Closing to take effect on the Closing Date, the term sheet for which is attached hereto as Exhibit U.

“Employee Benefit Plan” means, with respect to any Person, (i) each plan, fund, program, agreement, arrangement or scheme, in each case, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, (ii) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (iii) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (iv) each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal and (v) each other employee benefit plan, fund, program, agreement or arrangement.

“Employment Agreement” means any written employment contract, consulting agreement, termination or severance agreement, change of control agreement or any other agreement, arrangement or understanding respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship, in respect to any current or former officer, employee, consultant or independent contractor.

“Environmental Laws” means all Laws relating to (i) the protection or use of surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or air, (ii) the protection of the indoor or outdoor environment, (iii) pollution or pollution control, (iv) the conservation, management or use of natural resources and wildlife, and (v) Hazardous Materials and the management, containment, manufacture, possession, presence, use, processing, generation, transportation, treatment, storage, disposal, release, abatement, removal, remediation or handling thereof or exposure thereto.

“Environmental Permits” means all Licenses that are required under any Environmental Law in connection with the Business, the Assets or the Facilities.

“ERISA” means the United States Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with any Seller would be deemed a “single employer” within the meaning of Section 414 of the Code.

“ERISA Affiliate Plan” means each Employee Benefit Plan which is sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time and which is provided to, for the benefit of or relates to any Business Employee or Independent Contractor.

“Excluded Computer Data” means the data in electronic form that is used in connection with the Business and that is not Transferred Computer Data.

“Excluded Information Technology Hardware” means the computer hardware and related equipment used in connection with the Business that is not Transferred Information Technology Hardware.

“Excluded Software License Agreements” means the software license agreements regarding software used in the Business that are not Transferred Software License Agreements.

“Existing Easements” means the easements, leasehold rights, other surface use rights and rights-of-way existing as of the date hereof covering land that is not owned by the Sellers or their Affiliates and upon which any part of the Easement Facilities is located.

“Facilities” means (i) the structures, fixtures, buildings, improvements and equipment located on the Site, (ii) the Combined Dock Facilities Interests, (iii) the JWWTP Conveyed Facility Interest and (iv) the River Pump House Facilities, but specifically excluding (x) the Excluded Assets, (y) any interest that the Sellers do not own as of the date hereof in the BFG Dock Facilities, the BFG Dock Facilities Site, the Synpol Dock Facilities, the Synpol Dock Facilities Site, the JWWTP, the JWWTP Site and the River Pump House Facilities and (z) any interest in the JWWTP and the JWWTP Site that the Sellers own as of the date hereof and are not conveying to the Purchaser as of the Closing pursuant to the Bill of Sale (JWWTP Facilities) and the Conveyance (JWWTP Real Property).

“Financial Statements” means, with respect to the Business, (i) the Huntsman Butadiene/MTBE Business (a unit of Huntsman Corporation) balance sheets as of December 31 of each of the years 2004 and 2003 and statements of operations, parent’s net investment and advances and cash flows for each of the three years in the period ended December 31, 2004, together with the opinion and report thereon of Deloitte and (ii) the financial statements to be delivered pursuant to Section 6.4.

“FLSA” means the United States Fair Labor Standards Act and the rules and regulations promulgated thereunder.

“FMLA” means the United States Family and Medical Leave Act and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any substance, pollutant, contaminant, or waste, or any constituent of any such substance, pollutant, contaminant or waste, the use, handling, presence, release or disposal of which is in any way regulated by or pursuant to any applicable Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Huntsman” means Huntsman Corporation, a Delaware corporation and the direct or indirect wholly owning parent of the Sellers.

“Huntsman Confidential Information” means the “Huntsman Confidential Information”, as such term is defined in the Confidentiality Agreement.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party.

“Independent Contractor” means an individual who provides services to either of the Sellers or their Affiliates in connection with the Business and is listed as an “Independent Contractor” on Schedule 4.14.

“Intellectual Property” means any or all of the following, and all rights arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all confidential and trade secret information, including all confidential inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; and (iv) trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world.

“JCO RIF” means the Sellers’ on-going program to reduce their workforce (which includes Business Employees) at their Jefferson County, Texas operations (which includes the Facilities), as previously disclosed to the Purchaser.

“JWWTP” means the Joint Wastewater Treatment Plant constructed, owned and operated pursuant to the JWWTP Agreements.

“JWWTP Agreements” means the (i) Agreement of Ownership and Operation Joint Wastewater Treatment Plant by and among The B. F. Goodrich Company, Texas-U.S. Chemical Company, Neches Butane Products Company and Jefferson Chemical Company, Inc., dated June 1, 1974, as heretofore amended, (ii) Agreement of Capital Participation and Operating Cost Allocation Joint Wastewater Treatment Plant by and between The B. F. Goodrich Company and Texas-U.S. Chemical Company, dated June 1, 1974, as heretofore amended, (iii) Joint Wastewater Treatment Plant Services Agreement by and among Texaco Inc., Texas-U.S. Chemical Company, Synpol Inc., Neches Butane Products Company and The B. F. Goodrich Company, dated August 1, 1980, as amended by the First Amendment to Joint Waste Water Treatment Plant Services Agreement by and among Texaco Butadiene Company (formerly Texas-U.S. Chemical Company), Synpol Inc., The B. F. Goodrich Company, Texaco Inc. and Neches Butane Products Company, dated December 31, 1980, as heretofore further amended, and (iv) Amending Agreement by and among Synpol Inc., Texas-U.S. Chemical Company, The B. F. Goodrich Company, Texaco Inc. and Neches Butane Products Company, dated August 1, 1980, as heretofore amended.

“JWWTP Assigned Agreements Interest” means the interests assigned to the Purchaser in each of the JWWTP Agreements pursuant to the Assignment (JWWTP Agreements).

“JWWTP Conveyed Facility Interest” means the Sellers’ undivided interest in the structures, fixtures, buildings, improvements and equipment located on the JWWTP Site, to the extent conveyed to the Purchaser pursuant to the Bill of Sale (JWWTP Facilities).

“JWWTP Conveyed Real Property Interest” means the Sellers’ undivided interest as tenants in common in the JWWTP Site and the Land Farm Site, to the extent conveyed to the Purchaser pursuant to the Conveyance (JWWTP Real Property).

“JWWTP Site” means the land described as the JWWTP Site on Schedule 4.4(a).

“Key Business Employee” means the Business Employees identified on Schedule 4.14 as being Key Business Employees.

“Key Customer” means each customer associated with the Business (other than the Sellers or their Affiliates) that paid either Seller or the Sellers, in the aggregate, in excess of $10,000,000 for the sale of products from the Business during the 12-month period ended December 31, 2005.

“Key Supplier” means each supplier associated with the Business (other than the Sellers or their Affiliates) that provided either Seller, or the Sellers, in the aggregate, in excess of $10,000,000 of goods or services for the Business during the 12-month period ended December 31, 2005.

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including ERISA, the United States Immigration Reform and Control Act of 1986, the United States National Labor Relations Act, the United States Civil Rights Acts of 1866 and 1964, the United States Equal Pay Act, ADA, ADEA, FMLA, WARN, the United States Occupational Safety and Health Act, the United States Davis-Bacon Act, the United States Walsh-Healy Act, the United States Service Contract Act, United States Executive Order 11246, FLSA and the United States Rehabilitation Act of 1973 and all rules and regulations promulgated under such acts.

“Land Farm Site” means the land described as the Land Farm Site on Schedule 4.4(a).

“Law” or “Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, common law, approvals, Licenses, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, qualifications, registrations, certifications and other similar documents and authorizations of a material nature issued by any Governmental Entity, and applications therefor (but excluding any license agreements related to Intellectual Property).

“Liens” mean all mortgages, liens, pledges, security interests, charges and encumbrances of any kind or nature whatsoever.

“Lower Working Capital Threshold” means the amount equal to Target Net Working Capital minus $1,000,000.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (including any casualty loss) (when taken together with all other states of fact, changes, events, effects or occurrences), excluding, however, any general petrochemical industry conditions, MTBE Market Conditions or the condition of the economy generally, that is or may be reasonably likely to be materially adverse to the financial condition, results of operations, properties, assets or liabilities (including contingent liabilities) of the Business or the Assets or the possession, ownership, use, occupancy or operation of the Business or the Assets. A Material Adverse Effect shall also include any state of facts, change, event, effect or occurrence that shall have occurred or been threatened that (when taken together with all other states of facts, changes, events, effects or occurrences that have occurred or been threatened) is or would be reasonably likely to prevent or materially delay the performance by a Seller of any of its material obligations hereunder or the consummation of the transactions contemplated hereby.

“MTBE” means methyl tertiary butyl ether.

“MTBE Contracts” means contracts and agreements relating to the sale, purchase or transportation of MTBE, including the related supply of butane butylene mix streams.

“MTBE Market Conditions” means both the general condition and prospects of the MTBE market (including any condition resulting from any Law relating to the use of MTBE or other oxygenates in gasoline) and (i) in the case of the Sellers, the condition and prospects of the Business and (ii) in the case of the Purchaser, the condition and prospects of the Purchaser’s business, in any case resulting from any termination, suspension, non-renewal or failure to extend an MTBE Contract; provided, however, that such termination, suspension, non-renewal or failure to extend is not pursuant to a default by a Seller or the Purchaser, as applicable, under such MTBE Contract or, in the case of the Sellers, this Agreement.

“Net Working Capital” means the current assets of the Business (excluding (v) any receivables relating to the JWWTP; (w) any current assets that are Excluded Assets, (x) cash, cash equivalents or marketable securities and any rights to any bank accounts, (y) receivables from either Seller or any Affiliate of the Sellers and (z) receivables that are the subject of any material dispute with an account debtor with the result that payment has been withheld or delayed beyond normal trade terms for such debtor), minus the current liabilities of the Business (excluding payables to either Seller or any Affiliate of the Sellers), all as determined as of the Closing Date on an accrual basis in accordance with GAAP. For the avoidance of doubt, Net Working Capital shall not include any deferred income tax asset or deferred income tax liability.

“NLRB” means the United States National Labor Relations Board.

“OSHA” means the United States Occupational Safety and Health Administration.

“Other Agreements” means each of (i) the Steam, Oxygen and Utilities Agreement dated January 16, 1992 between Big Three Industries, Inc. and Huntsman Petrochemical (as successor to Texaco Chemical Company), (ii) the Agreement for Nitrogen dated April 1, 1989 between Big Three Industrial Gas, Inc. and Texaco Services Inc. and (iii) the Terminal Services Agreement (Agreement Number 03-001) dated June 17, 2004 between Union Oil Company of California and Huntsman International LLC.

“Permitted Liens” means (i) Liens for taxes not yet due and payable, (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and other Liens arising under applicable Law incurred in the ordinary course of business consistent with past practice and not yet delinquent, (iv) any Liens disclosed on Schedule 1.1-B as a Lien to be released at or prior to the Closing; (v) any other Liens disclosed on Schedule 1.1-B (but as to the items marked with an asterisk thereon, each such item shall be a Permitted Lien only to the extent it does not materially interfere with the present use or occupancy of the affected parcel as currently utilized in the Business); (vi) the terms and conditions of the Assumed Contracts, the Easements and the Seller Retained Easements, and, if such terms secure obligations of any Seller thereunder, to the extent such obligations are not delinquent or overdue in accordance with customary trade terms thereunder; and (vii) zoning, building, or other restrictions, variances, rights-of-way, easements and other encumbrances of title, which, individually or in the aggregate, do not materially interfere with the present use of or occupancy of the affected parcel as currently utilized in the Business. Notwithstanding the foregoing, “Permitted Lien” shall not include any Lien disclosed on Schedule 1.1-B that is determined not to affect any Real Property.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

“Product Inventory” means all items of the Sellers’ inventory purchased, acquired or held exclusively for the Business, including materials, work-in-process at the Site, finished products manufactured at the Site, C4 and C5 Olefins, MTBE, methanol, crude and finished butadiene and catalysts or other products or chemicals used in the processing and manufacture of crude butadiene, C4 and C5 Olefins and MTBE, in each case (except with respect to work-in-process) wherever located, in transit, stored off-site or at the Site or in the Facilities.

“Purchaser Ancillary Documents” means any agreement or other instrument, other than this Agreement, but including the Commercial Agreements, to be executed and delivered by the Purchaser in connection with the transactions contemplated hereby.

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates, their respective shareholders, partners, officers, directors, employees, agents and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Purchaser Material Adverse Effect” means any state of facts, changes, events, effects or occurrences (when taken together with all other states of fact, changes, events, effects or occurrences), excluding, however, any general petrochemical industry conditions, MTBE Market Conditions or the condition of the economy generally, that (when taken together with all other states of facts, changes, events, effects or occurrences that have occurred or been threatened) is or would be reasonably likely to prevent or materially delay the performance by the Purchaser of any of its material obligations hereunder or the consummation of the transactions contemplated hereby.

“Real Property” means the Site described on Schedule 4.4(a), the Combined Dock Real Property Interests, the JWWTP Conveyed Real Property Interest and the River Pump House Site, but specifically excluding (i) the Excluded Assets, (ii) the Facilities, (iii) any interest that the Sellers do not own as of the date hereof in the BFG Dock Facilities, the BFG Dock Facilities Site, the Synpol Dock Facilities, the Synpol Dock Facilities Site, the JWWTP, the JWWTP Site and the River Pump House Facilities and (iv) any interest in the JWWTP and the JWWTP Site that the Sellers own as of the date hereof and are not conveying to the Purchaser as of the Closing pursuant to the Conveyance (JWWTP Real Property).

“Receivables” means all of the Sellers’ aggregate accounts receivable as of the Closing Date that are included in the Final Net Working Capital.

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

“Remaining Rita Repairs” means the repair of the Hurricane Rita damaged property to the extent described on Schedule 1.1-E.

“River Pump House Facilities” means the structures, fixtures, buildings, improvements and equipment located on the River Pump House Site.

“River Pump House Site” means the land described as the River Pump House Site on Schedule 4.4(a).

“Seller Ancillary Documents” means any agreement or other instrument, other than this Agreement, but including the Commercial Agreements, to be executed and delivered by a Seller or an Affiliate thereof in connection with the transactions contemplated hereby.

“Seller Benefit Plan” means each Employee Benefit Plan that is sponsored or maintained or required to be sponsored or maintained at any time by either Seller or to which either Seller makes or has made, or has or has had an obligation to make, contributions at any time and which is provided to, for the benefit of or relates to any Business Employee or Independent Contractor.

“Seller Indemnified Parties” means the Sellers and their Affiliates, their respective shareholders, partners, officers, directors, employees, agents and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Seller Intellectual Property” means any Intellectual Property that is owned by either Seller and primarily used in connection with the Business.

“Seller Proprietary Software” means software owned by either Seller that is licensed to the Purchaser pursuant to the Seller Proprietary Software License Agreement.

“Seller Proprietary Software License Agreement” means the software license agreement attached as Exhibit FF.

“Seller Registered Intellectual Property” means all of the Registered Intellectual Property owned by or filed in the name of a Seller and used primarily in the Business.

“Sellers’ Knowledge,” “Knowledge of the Sellers” or any similar derivation means all facts actually known by any Person listed on Schedule 1.1-D on the date hereof following due inquiry and diligence with respect to the matters at hand.

“Synpol Dock Facilities” means the “Dock Facilities” as defined and described in the Synpol Dock Facilities Agreement.

“Synpol Dock Facilities Agreement” means the Dock Facilities Agreement dated August 1, 1980 by and among Texas-U.S. Chemical Company, Synpol Inc. and Neches Butane Products Company.

“Synpol Dock Facilities Site” means the land described in the Synpol Dock Facilities Agreement as being the land on which the Synpol Dock Facilities are located.

“Target Net Working Capital” means $22,197,286, calculated on a basis consistent with Schedule 1.1-C.

“Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes relating to the Business, including estimated returns and reports of every kind with respect to Taxes.

“Taxes” means all taxes, assessments, charges, duties, fees and levies , including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind (in each case, to the extent related to the Business) for which either Seller may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Entity, excluding however any taxes based on the Sellers’ income.

“Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with Article IX.

“Transferred Computer Data” means the data in electronic form that is identified on Schedule 6.23(a).

“Union Employees” means Transferred Employees that are part of a recognized bargaining unit specified in one of the CBAs.

“Upper Working Capital Threshold” means the amount equal to Target Net Working Capital plus $1,000,000.

“WARN” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Arbitrator	3.3(a)
Additional Conveyed Easements	6.17(b)
Aggregate Cap	10.5
Agreement	Preamble
Allocation Statement	3.4
Assets	2.1
Assignment and Assumption Agreement	7.2(o)(ii)
Assumed Liabilities	2.4(b)
Bill of Sale	7.2(o)(i)
Boilermakers	6.10(a)(ii)
Business	Recitals
Carpenters	6.10(a)(ii)
Claim	10.3(a)
Closing Date Net Working Capital	3.3(a)
Delinquent Amount	6.15
Deposits	2.2(m)
Excluded Assets	2.3
Existing Title Information	6.17(a)
Expiration Date	9.1(f)
Final As Adjusted Amount	3.3(b)(iii)
Final Net Working Capital	3.3(b)(i)
Final Working Capital Deficit	3.3(b)(ii)
Final Working Capital Surplus	3.3(b)(ii)
Financing Commitment	5.4

Huntsman	Preamble
Huntsman Fuels	Preamble
Huntsman Name	6.20
Huntsman Petrochemical	Preamble
Indemnifying Party	10.3(a)
ISP	6.24(a)
JCO-Wide Transaction	6.5
Letter	6.15
Litigation Counsel	10.3(a)
Lockbox Account	6.15
New Dock Facilities	6.24(a)
New Dock Reimbursement	6.24(a)
Other Agreement Approvals	6.26
Parties	Preamble
Party	Preamble
Preliminary As Adjusted Amount	3.2(a)
Purchase Price	3.1
Purchaser	Preamble
Purchaser Deductible	10.5
Purchaser Losses	10.1
Purchaser Title Policies	6.17(a)
Retained Books and Records	2.3(i)
Retained Liabilities	2.5
Seller	Preamble
Seller Account Parties	6.15
Seller Environmental Fines and Penalties Liability	2.5(b)
Seller Exposure Liability	2.5(c)
Seller Losses	10.2
Seller MTBE Liability	2.5(d)
Seller Off Site Disposal Liability	2.5(a)
Seller Retained Easements	6.17(b)
Sellers	Preamble
Site	Recitals
Surveys	6.17
TCU	6.10(a)(ii)
Texaco	10.2(b)
Texaco Agreement	10.2(b)
Transferred Employees	6.10(a)
Transferred Information Technology Hardware	2.2(f)
Transferred Software License Agreement	4.12(m)
2005 Audited Financials	6.4(a)

Section 1.3 Rules of Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the term “or” has the inclusive meaning represented by the phrase “and/or”, (e) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (f) the terms “day” and “days” mean and refer to calendar day(s) and (g) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law (as hereinafter defined) means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 1.4 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Agreement to Purchase and Sell. Subject to the terms and conditions hereof, at the Closing and except as otherwise specifically provided in this Article II, (a) the Sellers, in consideration for the payment of the Purchase Price in accordance with Section 3.2, shall grant, sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Sellers, all right, title and interest in and to the assets, properties and rights of the Sellers described in Section 2.2 below (which assets, properties and rights are collectively referred to herein as the “Assets”), free and clear of all Liens, other than Permitted Liens, and (b) the Purchaser shall assume the Assumed Liabilities.

Section 2.2 Assets. Except as otherwise expressly set forth in Section 2.3, the Assets shall include the following assets, properties and rights of the Sellers as of the close of business on the Closing Date (without duplication):

(a) the Facilities;

(b) the Easement Facilities;

(c) all vehicles, rolling stock, trailers, fixtures and other tangible personal property listed on Schedule 2.2(c);

(d) all Product Inventory;

(e) all office, laboratory and other supplies, furnishings, accessories and spare, replacement and component parts (other than spare, replacement and component parts and other personal property, in each case consigned to the Sellers by third parties), in each case located on the Site;

(f) the computer hardware and related equipment set forth on Schedule 2.2(f) (the “Transferred Information Technology Hardware”) and the Transferred Computer Data;

(g) the Real Property;

(h) the Easements;

(i) all rights of the Sellers under the Assumed Contracts to the extent to be assigned to the Purchaser pursuant to the Assignment and Assumption Agreement;

(j) the JWWTP Assigned Agreements Interest;

(k) Seller Intellectual Property;

(l) all Receivables;

(m) all deposits, advances, pre-paid expenses and credits listed on Schedule 2.2(m) (collectively, the “Deposits”);

(n) all Licenses or portions thereof, to the extent that they are assignable, relating solely to the Facilities or the Easement Facilities, including those set forth on Schedule 4.23 (unless otherwise indicated thereon), but excluding any Licenses relating to the JWWTP;

(o) all media, whether paper or electronic, containing information, files, correspondence, records, data, plans, reports, Assumed Contracts and recorded knowledge, including customer, supplier, price and mailing lists, and all accounting and other books and records of either Seller to the extent relating to the Business, including the 5-year operating data for the Business previously made available to the Purchaser;

(p) all other tangible assets of any kind or description, wherever located, that are reflected as property, plant and equipment or spare parts inventory in the balance sheet included in the most recent Financial Statements, subject to any additions thereto or subtractions therefrom permitted by Section 6.1 and any changes in current assets arising in the ordinary course of business and excluding (i) any other asset included in such Financial Statements that is principally used in businesses of the Sellers or their Affiliates other than the Business and (ii) any interest in the JWWTP, the JWWTP Agreements and the JWWTP Site that the Sellers own as of the Closing Date and are not conveying to the Purchaser as of the Closing pursuant to the Bill of Sale (JWWTP Facilities), the Assignment (JWWTP Agreements) and the Conveyance (JWWTP Real Property); and

(q) all interests of the Sellers in the Rachford-Dearing Subdivision Site as shown on the map attached as Annex I to Schedule 4.4(a).

Section 2.3 Excluded Assets. Notwithstanding anything to the contrary set forth herein, the Assets shall not include the following assets, properties and rights of the Sellers (collectively, the “Excluded Assets”):

(a) all ownership and other rights with respect to the Seller Benefit Plans;

(b) any License that by its terms is not transferable to the Purchaser, including those indicated on Schedule 4.24 as not being transferable;

(c) any receivables (i) from either Seller or any Affiliate of either Seller or (ii) relating to the JWWTP;

(d) the charter documents of the Sellers and the minute books, stock ledgers, Tax Returns, books of account and other constituent records relating to the corporate or other organization of the Sellers;

(e) the rights that accrue to the Sellers hereunder;

(f) except as relating to the Deposits, any prepaid insurance, cash, cash equivalents or marketable securities and all rights to any bank accounts of the Sellers;

(g) all trademarks, tradenames, service marks, service names and logos referencing the names of the Sellers or their Affiliates;

(h) all assets, properties, goodwill and rights used in or associated with any business or operations of the Sellers other than the Business;

(i) all books, records, files and data to the extent relating to the Excluded Assets or the Retained Liabilities (collectively, the “Retained Books and Records”);

(j) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by either Seller against any Person or Persons, including the Person or Persons that caused or is otherwise responsible for the damage to the BFG Dock Facilities existing prior to the Closing;

(k) all rights to claims for insurance (i) in respect of the damage to the BFG Dock Facilities existing prior to the Closing, (ii) in respect of damage caused by Hurricane Rita or (iii) otherwise, except as provided for in Section 6.13;

(l) any asset specifically identified on Schedule 2.3(l);

(m) all assets and rights (including easement, lease-hold, access and other rights and interests) retained by the Sellers in any Commercial Agreement, the Bill of Sale, the Assignment and Assumption Agreement or other deeds or conveyancing instruments;

(n) all of the properties and assets that shall have been transferred or disposed of by either Seller or any Affiliate of either Seller prior to the Closing not in violation of this Agreement;

(o) the Excluded Software License Agreements, the Excluded Information Technology Hardware, and the Seller Proprietary Software;

(p) the Seller Retained Easements;

(q) all of the Sellers’ rights and any of their Affiliates’ rights under the Texaco Agreement;

(r) the Excluded Computer Data and

(s) all rights in respect of deferred Tax assets.

Section 2.4 Assumption of Assumed Liabilities.

(a) Except as expressly provided in Section 2.4(b), the Purchaser shall not assume, in connection with the transactions contemplated hereby, any liability or obligation of either Seller whatsoever, whether known, unknown, absolute, contingent or otherwise, and whether accrued or unaccrued.

(b) Subject to the foregoing Section 2.4(a), effective as of the Closing Date, the Purchaser shall assume the following liabilities and obligations of the Sellers arising out of the use, ownership or operation of the Business, the Facilities or the other Assets (collectively, the “Assumed Liabilities”):

(i) the obligations of the Sellers under (x) each Assumed Contract, related to the rights under each Assumed Contract assigned to the Purchaser under the Assignment and Assumption Agreement, (y) each JWWTP Agreement to the extent assigned to the Purchaser under the Assignment (JWWTP Agreements) and (z) each License included in the Assets required to be performed on or after the Closing Date;

(ii) all accounts payable, accrued expenses and other current liabilities of the Sellers related to the Business and accrued or existing as of the Closing Date, but only to the extent included in the determination of Final Net Working Capital;

(iii) all liabilities and obligations, known or unknown, relating to, resulting from, arising out of or in connection with, directly or indirectly, (A) events that occur, (B) services performed or products manufactured or sold, or (C) the ownership, operation or use of the Business and the Assets, in each case, from and after the Closing;

(iv) liabilities and obligations relating to or arising from physical or bodily injuries to, or damage to the property of, third parties that occur from and after the Closing to the extent caused by the physical condition of the Assets (which are being transferred as-is, where-is);

(v) liabilities arising in connection with any severance plan established by the Purchaser on or after the Closing Date; and

(vi) liabilities under any of the CBAs or any other collective bargaining agreement or other labor arrangement, including any grievances, to the extent arising from any act or omission after the Closing.

Section 2.5 Retained Liabilities. The Sellers shall retain liability to third parties for the following (the “Retained Liabilities”):

(a) liabilities arising from disposal off-site of the Facilities before the Closing Date of Hazardous Materials originating from the Facilities or the JWWTP (including without limitation with respect to the Star Lake Canal site, EPA ID TX0001414341) (the “Seller Off Site Disposal Liability”);

(b) fines and penalties imposed by Governmental Entities for violations before the Closing Date of Environmental Laws or Environmental Permits (the “Seller Environmental Fines and Penalties Liability”);

(c) liabilities, known or unknown, to the extent arising from the exposure before the Closing Date of any employee, former employee, Independent Contractor or former independent contractor of either Seller or other Person to Hazardous Materials from, at or on the Site or the other Assets (the “Seller Exposure Liability”);

(d) liabilities, known or unknown, to the extent arising from the MTBE that was manufactured, sold, processed, used or stored by the Sellers in conducting the Business before the Closing Date, excluding the Product Inventory comprised of MTBE conveyed to the Purchaser at the Closing (the “Seller MTBE Liability”);

(e) any obligation under (i) each Assumed Contract, related to the rights under each Assumed Contract assigned to the Purchaser under the Assignment and Assumption Agreement, (ii) each License of either Seller included in the Assets, and (iii) each JWWTP Agreement, related to the rights under each JWWTP Agreement assigned to the Purchaser under the Assignment (JWWTP Agreements); in each case clause (i), (ii) or (iii), required to be performed before the Closing Date; and any indebtedness of either Seller in respect of the Assets, to the extent not taken into account in the determination of Final Net Working Capital;

(f) physical or bodily injuries to, or damage to the property of, third parties that occurred before the Closing Date to the extent caused by the physical condition of the Assets;

(g) liabilities (including accounts payable) owed by either Seller to the other Seller or any Affiliate of the Sellers on or before the Closing Date in respect of the Business, the Facilities or any other Assets;

(h) liabilities for (i) Taxes of either Seller not related to or associated with the Business, the Facilities or the other Assets, (ii) Taxes related to or associated with the Business, the Facilities or the other Assets or the Assumed Liabilities for taxable periods (or portions thereof) ending on or before the Closing Date and (iii) payments under any Tax allocation, sharing or similar agreement (whether oral or written);

(i) liabilities for any indebtedness of either Seller or any Affiliate of either Seller with respect to borrowed money, including any interest or penalties accrued thereon;

(j) liabilities associated with, related to or arising from any Excluded Asset, excluding, in the case of an Excluded Asset that is the subject of, or owned or operated after the Closing Date pursuant to the terms of, a Commercial Agreement, the Purchaser’s liabilities and obligations with respect to such asset thereunder for matters attributable to operations and transactions during the period after the Closing, it being understood that the respective rights, obligations and liabilities of the Purchaser and the Seller party thereto with respect to such matters will be governed solely by the relevant Commercial Agreement;

(k) liabilities arising in connection with any Seller Benefit Plan or ERISA Affiliate Plan;

(l) liabilities under any of the CBAs or any other collective bargaining agreement or other labor arrangement, including any grievances, to the extent arising from any act or omission of either Seller or any Affiliate of either Seller before the Closing;

(m) liabilities set forth on Schedule 2.5(m), 4.10, or 4.11, in each case to the extent attributable to periods of time before the Closing Date; and

(n) all other liabilities (other than those the subject matter of clauses (a) through (m) above or that are the subject of the Sellers’ representations and warranties in Article IV and the Sellers’ covenants in Article VI), known or unknown, to the extent arising under current or prior applicable Law (except that, with respect to those liabilities arising under applicable common law, such liabilities shall be included without regard to whether there has been a change in the common law after the Closing) from the ownership, operation or use of the Business, the Facilities and the Assets, in each case, before the Closing Date, excluding, in the case of an Excluded Asset that is the subject of, or owned or operated after the Closing Date pursuant to the terms of, a Commercial Agreement, the Purchaser’s liabilities and obligations with respect to such asset thereunder for matters attributable to operations and transactions during the period after the Closing, it being understood that the respective rights, obligations and liabilities of the Purchaser and the Seller party thereto with respect to such matters will be governed solely by the relevant Commercial Agreement.

ARTICLE III

PURCHASE PRICE; ADJUSTMENTS; ALLOCATIONS

Section 3.1 Purchase Price. Subject to adjustment pursuant to Section 3.3, the aggregate amount to be paid for the Assets (the “Purchase Price”) shall be $275,000,000. In addition to the foregoing payment, as consideration for the grant, sale, assignment, transfer and delivery of the Assets, the Purchaser shall assume and discharge the Assumed Liabilities.

Section 3.2 Payment of Purchase Price.

(a) On the Closing Date, the Purchaser shall pay or cause to be paid to the Sellers or to such third parties as the Sellers may designate in accordance with Section 3.2(c) an amount equal to $275,000,000, (i) minus the difference (if positive), between (A) $2,900,000 and (B) the total amount actually spent by the Sellers through the Closing Date to repair the existing damage to, or in replacement of, the BFG Dock Facilities (including any amount spent pursuant to Section 6.24(a)), (ii) plus any amount in excess of $2,900,000 actually spent by the Sellers through the Closing Date to repair the existing damage to, or in replacement of, the BFG Dock Facilities (including any amount spent pursuant to Section 6.24(a)), (iii) minus the difference (if positive), between (A) $4,000,000 and (B) the total amount actually spent by the Sellers through the Closing Date to install Boiler Number 9 at the Site and (iv) minus the amount set forth on Schedule 3.2(a). Such amount paid on the Closing Date is referred to herein as the “Preliminary As Adjusted Amount.”

(b) Within five days following determination of the Final As Adjusted Amount in accordance with Section 3.3(b):

(i) if the Preliminary As Adjusted Amount is greater than the Final As Adjusted Amount, then the Sellers shall pay to the Purchaser the amount of the difference between the Preliminary As Adjusted Amount and the Final As Adjusted Amount; or

(ii) if the Preliminary As Adjusted Amount is less than the Final As Adjusted Amount, then the Purchaser shall pay to the Sellers the amount of the difference between the Final As Adjusted Amount and the Preliminary As Adjusted Amount.

(c) All payments required under this Section 3.2 or any other provision of this Agreement shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three Business Days prior to the applicable payment date.

Section 3.3 Adjustments for Net Working Capital.

(a) Within 60 days following the Closing Date, the Sellers shall prepare and deliver to the Purchaser a schedule (calculated on a basis consistent with Schedule 1.1-C) setting forth the Sellers’ determination of the Net Working Capital as of the Closing Date (the “Closing Date Net Working Capital”). The Purchaser shall make available to the

Sellers all of its books and records relating to the Business and otherwise cooperate with the Sellers to facilitate timely preparation of and resolution of any disputes relating to such schedule. The Purchaser shall have 30 days following receipt of the Sellers’ determination of the Closing Date Net Working Capital during which to review the Sellers’ determination of the Closing Date Net Working Capital, together with work papers of the Sellers used in the preparation thereof (which the Sellers shall provide to the Purchaser promptly upon the Purchaser’s request), and to notify the Sellers in writing of any dispute of any item contained in the Closing Date Net Working Capital, which notice shall set forth in reasonable detail the basis for such dispute. The Purchaser and the Sellers shall cooperate in good faith to resolve any such dispute as promptly as possible. In the event the Purchaser and the Sellers are unable to resolve any disputed item within 60 days following delivery by the Sellers of the schedule described above, such unresolved disputed items shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, (i) the Houston, Texas office of Deloitte or (ii) in the event such firm is unable or unwilling to take such assignment, a firm having appropriate accounting expertise as selected by the mutual agreement of the Purchaser and the Sellers (such identified accounting firm or, if applicable, the firm so selected, the “Accounting Arbitrator”). The Parties shall cooperate with the Accounting Arbitrator and shall provide the Accounting Arbitrator access to such books and records as may be reasonably necessary to permit a determination by the Accounting Arbitrator. The Accounting Arbitrator shall make its determination on a basis consistent with Schedule 1.1-C. The resolution by the Accounting Arbitrator shall be final and binding on the Parties. The Accounting Arbitrator shall use commercially reasonable efforts to complete its work within 30 days following its engagement. The expenses of the Accounting Arbitrator shall be shared equally by the Purchaser and the Sellers.

(b)(i) “Final Net Working Capital” shall mean:

(A) if the Purchaser fails to notify the Sellers within the applicable 30-day period of any dispute of any item contained in the Closing Date Net Working Capital or if the Purchaser indicates that it agrees with the Closing Date Net Working Capital, the Closing Date Net Working Capital;

(B) if the Purchaser notifies the Sellers within the applicable 30-day period of any dispute of any item contained in the Closing Date Net Working Capital, the Net Working Capital as of the Closing Date as mutually agreed by the Sellers and the Purchaser; or

(C) if the Purchaser notifies the Sellers within the applicable 30-day period of any dispute of any item contained in the Closing Date Net Working Capital and the Sellers and the Purchaser are unable to resolve any such dispute, the Net Working Capital as of the Closing Date as determined by the Accounting Arbitrator.

(ii) If Final Net Working Capital is greater than the Upper Working Capital Threshold, a “Final Working Capital Surplus” shall exist in the amount of the difference between the Final Net Working Capital and the Upper Working Capital Threshold. If Final Net Working Capital is less than the Lower Working Capital Threshold, a “Final Working Capital Deficit” shall exist in the amount of the difference between the Lower Working Capital and the Final Net Working Capital Threshold.

(iii) The “Final As Adjusted Amount” shall equal:

(A) the Preliminary As Adjusted Amount plus the Final Working Capital Surplus, if any; or;

(B) the Preliminary As Adjusted Amount minus the Final Working Capital Deficit, if any; or

(C) if neither a Final Working Capital Surplus nor a Final Working Capital Deficit exists, the Final As Adjusted Amount will equal the Preliminary As Adjusted Amount.

Section 3.4 Allocation of Purchase Price. The Parties shall agree to an allocation of the Purchase Price to the Assets and Assumed Liabilities for federal and state income tax purposes (the “Allocation Statement”). The Sellers and the Purchaser agree to (a) be bound by the Allocation Statement and (b) act in accordance with the Allocation Statement in the preparation, filing and audit of any income Tax return (including, without limitation, filing Form 8594 with its federal income Tax return for the taxable year that includes the Closing Date). Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each Party shall deliver to the other Party a copy of its Form 8594.

Section 3.5 Allocation of Certain Items. With respect to certain expenses incurred with respect to the Assets in the operation of the Business, the following allocations shall be made between the Sellers and the Purchaser:

(a) Taxes. For purposes of determining Assumed Liabilities and Retained Liabilities, real and ad valorem property taxes shall be apportioned based upon the number of days in the taxable period prior to the Closing Date and in the taxable period from and after the Closing Date.

(b) Utilities. Except as otherwise provided for in a Commercial Agreement, utilities, water and sewer charges shall be apportioned based upon the number of days occurring prior to the Closing Date and from and after the Closing Date during the billing period for each such charge, with the Sellers to be responsible for the portion of such charges relating to the period prior to the Closing Date and the Purchaser to be responsible for the portion of such charges relating to the period from and after the Closing Date.

(c) Workers’ Compensation. Pursuant to the provisions hereof, the Sellers shall be responsible for and pay any and all workers’ compensation claims asserted by, or with respect to, any employee or former employee of either Seller in respect of any injury or occupational illness or disease to the extent compensable under the Sellers’ workers’

compensation insurance. The Purchaser is responsible for and shall pay any and all workers’ compensation claims asserted by, or with respect to, any employee hired by the Purchaser in respect of any injury or occupational illness or disease to the extent compensable under the Purchaser’s workers’ compensation insurance.

Appropriate cash payments by the Purchaser or the Sellers, as the case may require, shall be made hereunder at the Closing, if the amounts necessary to give effect to the allocations provided for in this Section 3.5 or other shared expenses or costs pursuant to Sections 6.12 or 6.17 are known at the time of the Closing, or from time to time thereafter as soon as practicable after the facts giving rise to the obligation for such payments are known in the amounts necessary to give effect to the allocations provided for in this Section 3.5 (but in no event later than ten days after written request); provided, however, that such payments shall not be required to the extent an accrued expense or prepaid expense has been adequately reflected with respect to such item in the determination of the Final Net Working Capital.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby, jointly and severally, represent and warrant to the Purchaser as follows as of the date hereof and the Closing Date:

Section 4.1 Organization. Huntsman Petrochemical is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction set forth in the introductory paragraph hereof, and Huntsman Fuels is a limited partnership duly formed, validly existing and in good standing under the Laws of the jurisdiction set forth in the introductory paragraph hereof. Each of the Sellers has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, in each case in connection with the Business and except to the extent any failure of the foregoing to be true and correct would not be reasonably likely to have a Material Adverse Effect. Each Seller is duly qualified or registered to transact business and in good standing under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it, in each case in connection with the Business and except to the extent any failure of the foregoing to be true and correct would not be reasonably likely to have a Material Adverse Effect. Petrostar Fuels LLC is the sole general partner of Huntsman Fuels and is a duly formed limited liability company, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, in each case in connection with the Business and except to the extent any failure of the foregoing to be true and correct would not be reasonably likely to have a Material Adverse Effect.

Section 4.2 Authorization. Each of the Sellers has full power and authority to execute and deliver this Agreement and the Seller Ancillary Documents (to the extent it is a party thereto) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Documents by each of the Sellers (to the extent it is a party thereto) and the performance by each of the Sellers of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate or partnership action, as applicable, on the part of each Seller. This Agreement has been, and the Seller Ancillary Documents shall be as of the Closing Date, duly executed and delivered by each of the Sellers and do or shall, as the case may be, constitute the valid and binding agreements of each of the Sellers, enforceable against each of the Sellers in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies, in each case to the extent a Seller is a party to a Seller Ancillary Document.

Section 4.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Seller Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereof and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of any of the Sellers, (b) except as indicated on Schedule 4.12, any Assumed Contract or any other contract, agreement, permit, franchise, license, lease or other instrument applicable to any of the Sellers in connection with the Business (provided that no representation is given with respect to the Texaco Agreement), (c) any judgment, decree or order of any Governmental Entity to which any of the Sellers is a party or by which any of the Sellers or any of their respective properties are bound in connection with the Business or (d) any Law or arbitration award applicable to any of the Sellers in connection with the Business; in each case to the extent any failure of the foregoing matters described in clauses (b), (c) and (d) to be true and correct would be reasonably likely to have a Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to any of the Sellers in connection with the execution, delivery or performance of this Agreement or the Seller Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except as required by the HSR Act and in connection with the transfer of Licenses.

Section 4.4 Real Property.

(a) Schedule 4.4(a) indicates by map attached thereto the Site and each other parcel of the Real Property and indicates the Seller or the Sellers owning each parcel of the Real Property. Each such Seller is the owner of and has valid title to each parcel of the Real Property indicated on Schedule 4.4(a) as being owned by such Seller, free and clear of all Liens arising by, through or under Sellers, other than Permitted Liens.

(b) The Sellers have not received written notice from any Governmental Entity that a portion of the Real Property, or any building or improvement located thereon, currently violates any Law in any material respect, including those Laws relating to zoning, building, land use, health and safety, fire, air, sanitation and noise control; provided, however, no representation is made in this Section 4.4(b) with respect to matters of Environmental Law or compliance of the Real Property therewith. Except for any applicable Permitted Lien, no Real Property is subject to any written governmental decree or order specifically issued with respect to such Real Property (or, to the Sellers’ Knowledge, any threatened or proposed order) requiring the repair, removal or alteration of any improvement located on such Real Property.

(c) The structures, fixtures, buildings, improvements and equipment (including the Facilities) on the Real Property are being transferred at the Closing AS-IS, WHERE-IS, WITH ALL FAULTS. There is no condemnation, expropriation or similar proceeding pending or, to the Sellers’ Knowledge, threatened against any of the Real Property or any improvement thereon.

(d) Schedule 1.1-A describes each of the Easement Facilities included within the Assets. All such Easement Facilities are located either in (i) land owned by the Sellers or their Affiliates for which Additional Conveyed Easements will be granted pursuant to Section 6.17, or (ii) the Existing Easements or public rights-of-way pursuant to Law or authorization of the applicable Governmental Entity. There are no pending or, to the Knowledge of the Sellers, threatened claims that (x) any of the Existing Easements are not valid, or that the Sellers’ use thereof is, or the transfer thereof to the Purchaser would be, in violation of the terms of such Existing Easement or any Lien affecting the land covered by the Existing Easement, or that the Sellers are otherwise in default thereof, or (y) use of such public rights-of-way is not in compliance in any material respect with applicable Law or authorization of the applicable Governmental Entity with jurisdiction over the use thereof. Subject to Section 6.7, the Sellers shall convey all of their right, title and interest in and to the Existing Easements free and clear of all Liens arising by, through or under the Sellers, other than Permitted Liens. The Easement Facilities are being transferred AS-IS, WHERE-IS, WITH ALL FAULTS.

Section 4.5 Title to Assets; Related Matters.

(a) Except for Intellectual Property (which is addressed in Section 4.19), certain information technology assets and the Sellers’ rights to operate the JWWTP, the Assets, together with the rights of the Purchaser under the Assumed Contracts and the Commercial Agreements, constitute all of the assets necessary and sufficient to conduct the operations of the Business in all material respects as currently conducted by the Sellers. The Sellers have (and, except as provided in Section 6.7, shall convey to the Purchaser at the Closing) good title to the Assets (other than the Real Property and the Easements, which are addressed in Section 4.4(a)), free and clear of all Liens, other than Permitted Liens.

(b) All equipment and other items of tangible personal property included in the Assets are being transferred at the Closing AS-IS, WHERE-IS, WITH ALL FAULTS.

Section 4.6 Inventory. The inventory associated with the Business (including all Product Inventory and all supplies, accessories and spare, replacement and component parts) is being transferred at the Closing AS-IS, WHERE-IS, WITH ALL FAULTS. Schedule 4.6 sets forth each location (other than the Site) at which any Product Inventory (other than goods-in-transit) associated with the Business is located.

Section 4.7 Financial Statements. The Sellers have delivered to the Purchaser the Financial Statements described in clauses (i) and (ii) of the definition thereof. Such Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated from, and are in accordance with, the books and records of the Sellers, which have been maintained on a basis consistent with the past practice of the Sellers. Each balance sheet included in such Financial Statements (including the related notes and schedules) fairly presents the financial position of the Business as of the date of such balance sheet, and each statement of income, parent’s net investment and advances and cash flows included in such Financial Statements (including the related notes and schedules) fairly presents the results of operations, parent’s net investment and advances and changes in cash flows, as the case may be, of the Business for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or on Schedule 4.7) consistently applied during the periods involved. Since December 31, 2004, there has been no change in any accounting (or tax accounting) policy, practice or procedure of any of the Sellers with respect to the Business. The 2005 Audited Financials and the Financial Statements to be delivered by the Sellers to the Purchaser pursuant to Section 6.4(b) from and after the signing of this Agreement shall be prepared on a basis consistent with the Financial Statements described in clause (i) of the definition thereof in accordance with GAAP consistently applied throughout the periods indicated from, and shall be in accordance with, the books and records of the Sellers, which books and records shall be maintained on a basis consistent with the past practice of the Sellers. Each balance sheet included in such Financial Statements (including the related notes and schedules) shall fairly present the financial position of the Business as of the date of such balance sheet, and each statement of income, parent’s net investment and advances and cash flows included in such Financial Statements (including the related notes and schedules) shall fairly present the results of operations and changes in cash flows, as the case may be, of the Business for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, and in the case of the Financial Statements to be delivered pursuant to Section 6.4(b), subject to normal and recurring year-end audit adjustments.

Section 4.8 No Undisclosed Liabilities. Except as disclosed on Schedule 4.8, there are no liabilities or obligations directly or indirectly associated with, related to or in connection with the Business (whether absolute, accrued, contingent or otherwise) that will not adequately be reflected or provided for in the balance sheet included in the 2005 Audited Financials, except liabilities and obligations that have been incurred since the date of such balance sheet in the ordinary course of business, consistent with the past practices of the Sellers, and which would be required to be disclosed on a balance sheet prepared in accordance with GAAP (or in the notes thereto), and which are not (individually or in the aggregate) material to the Business or in the aggregate in excess of $5,000,000 (exclusive of trade payables incurred in the ordinary course).

Section 4.9 Absence of Certain Changes. Since December 31, 2005 and except as set forth on Schedule 4.9, (a) the Sellers have conducted the Business (i) except as provided in subclause (ii) of this clause (a) with respect to the manufacture and sale of MTBE, only in the ordinary course consistent with past practices and (ii) in the case of the manufacture and sale of MTBE, consistent with the operations of a reasonably prudent owner of a petrochemical processing facility engaged in the manufacture and sale of MTBE given MTBE Market Conditions, and (b) there has not been (i) any Material Adverse Effect, (ii) as of the date hereof, any damage, destruction, loss or casualty in excess of $5,000,000 to any of the Assets, if such damage, destruction, loss or casualty is uninsured, or within policy deductible or self-retention levels, other than property or assets of the Sellers not related to, or associated with in any way, the operation of the Business or (iii) any action taken of the type described in Section 6.1, that, had such action occurred following the date hereof without the Purchaser’s prior approval, would be in violation of such Section 6.1.

Section 4.10 Legal Proceedings. Except as set forth on Schedule 4.10, there is no suit, action, claim, arbitration, proceeding or investigation pending or, to the Sellers’ Knowledge, threatened against, relating to or involving the Sellers, or their Affiliates with respect to the Business or the Assets before any Governmental Entity. No such suit, action, claim, proceeding or investigation or any of those set forth on Schedule 4.11, if finally determined adversely, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.11 Compliance with Law. Each of the Sellers is in compliance in all material respects with all Laws applicable to the Assets, the Business or the ownership or operation of the Assets or the Business. Except as set forth on Schedule 4.11, (a) neither of the Sellers has been charged with, or has received written notice that it is under investigation with respect to, and, to the Sellers’ Knowledge, is not otherwise now under investigation with respect to, a violation of any Law applicable to the Assets, the Business or the ownership or operation of the Assets or the Business, which violation would be reasonably likely to have a Material Adverse Effect, (b) neither of the Sellers is a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity that relates to or affects in any material way the Assets, the Business or the ownership and operation of the Assets or the Business and (c) each of the Sellers has filed all material reports required to be filed with any Governmental Entity on or prior to the date hereof and is in possession of all material Licenses of any Governmental Entity necessary or appropriate to own and operate the Assets and the Business.

Section 4.12 Contracts. Schedule 4.12 sets forth a true, correct and complete list of the following written contracts, agreements, leases, commitments and other instruments to which a Seller is, or is performing obligations as though it were, a party (other than the Employment Agreements set forth on Schedule 4.14 and the Seller Benefit Plans set forth on Schedule 4.15), in each case only to the extent related to, in connection with or otherwise affecting the Assets, the Business or the ownership or operation of the Assets or the Business but only to the extent they will become Assumed Contracts:

(a) each lease or license involving any Assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $2,500,000 individually by any of the Sellers;

(b) all contracts and agreements to which a Seller is a party that limit or restrict any of the Sellers or any Key Business Employees of any of the Sellers from engaging in any business in any jurisdiction;

(c) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets, in each case requiring the payment by any of the Sellers after the date hereof of an amount in excess of $2,500,000;

(d) all contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution hereof or the Closing or in connection with the transactions contemplated hereby;

(e) all contracts and agreements granting any Person a Lien (other than a Permitted Lien) on all or any part of the Assets;

(f) all contracts and agreements for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;

(g) all contracts and agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any of the Assets;

(h) all contracts and agreements with any agent, distributor or representative that is not terminable without penalty on 90 days’ or fewer notice;

(i) all contracts and agreements for the granting or receiving of a license, sublicense or franchise under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment in excess of $100,000 annually;

(j) all joint venture or partnership contracts and all other contracts providing for the sharing of any profits (but excluding the limited partnership agreement of Huntsman Fuels);

(k) all customer and supplier contracts, not terminable without penalty on 90 days’ or fewer notice either by the Seller party thereto or the applicable customer or supplier, for the provision of goods or services with a value in excess of $2,500,000 in any year during the two-year period ended December 31, 2005 by any of the Sellers;

(l) all outstanding powers of attorney empowering any Person to act on behalf of any of the Sellers that would be binding on the Purchaser as a result of the closing of the transactions under this Agreement;

(m) the software license agreements set forth on Schedule 4.12(m) (“Transferred Software License Agreements”); and

(n) all existing contracts, agreements, arrangements and commitments (other than those described in subsections (a) through (m) of this Section 4.12) to which any of the Sellers is a party or by which the Assets are bound (i) involving an annual commitment or annual payment to or from such Seller of more than $2,500,000 individually or (ii) that is material to the Business, individually.

True, correct and complete copies of the Assumed Contracts described above in this Section 4.12 have been made available to the Purchaser or its representatives or agents. Subject to the following paragraph, the Assumed Contracts are legal, valid, binding and enforceable in all material respects in accordance with their respective terms with respect to the Sellers that are a party to such Assumed Contracts, and to the Sellers’ Knowledge with respect to each other Person party thereto, subject in each case to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts granting equitable remedies. There is no existing material default or breach by any of the Sellers under any Assumed Contract (or event or condition that, with notice or lapse of time or both could constitute a material default or breach), and to the Sellers’ Knowledge, there is no such material default (or event or condition that, with notice or lapse of time or both, could constitute a material default or breach) with respect to any third party to any such Assumed Contract. As of the date hereof, no party to any Assumed Contract is (x) repudiating any provision thereof, (y) failing to perform its obligations thereunder claiming force majeure or other right to suspend performance or (z) claiming any right to offset, discount or otherwise abate; in each case, in respect of any material amount or performance obligation owing thereunder, and except, in the case of clause (z), only as expressly permitted by the applicable contract. None of the rights of either Seller in the Assumed Contracts is subject to a Lien other than a Permitted Lien. Schedule 4.12 identifies with an asterisk each Assumed Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby, including the assignment of such Assumed Contract to the Purchaser. The representations and warranties in this Section 4.12 in respect of MTBE Contracts are given only as of the date hereof.

Certain of the Assumed Contracts may not in fact have been executed on behalf of a Seller and/or other Person party (or intended to be party) thereto or may have expired or be beyond their term. The Purchaser accepts the risk that if in fact any such contract was not fully executed or has expired or is beyond its term, it may not be enforceable by the Sellers (or after the Closing, the Purchaser), against any other party thereto. Subject to the preceding sentence, all representations and warranties of the Sellers in the paragraph immediately above shall apply with respect to each such contract as if it had been fully and validly executed, or was within its stated term, as applicable.

Section 4.13 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 4.13: (i) all Tax Returns relating to the Business have been filed by the Sellers through the date hereof in accordance with all applicable Laws; (ii) all Taxes required to have been paid with respect to the Business (whether or not shown on any Tax Return) for which a purchaser of the Assets could be liable or that could result in a Lien (other than a Permitted Lien) on any of the Assets have been paid in full or are accrued as liabilities for Taxes on the books and records of such Sellers; and (iii) there are no Liens for Taxes (other than Permitted Liens) with respect to any of the Assets, nor are there any such Liens that are pending or, to the Sellers’ Knowledge, threatened.

Section 4.14 Employees and Independent Contractors. Schedule 4.14 contains a true and complete list of all of the Business Employees (whether full-time, part-time or otherwise) and all of the Independent Contractors, in each case as of the date hereof, specifying their position, status, annual salary, hourly wages or consulting or other independent contractor fees, as applicable, date of hire (or entry into an independent contractor agreement), work location, length of service, hours of service, respectively, together with a notation next to the name of any employee or independent contractor on such list who is subject to any written Employment Agreement aside from the CBAs. The Sellers have provided to the Purchaser true, correct and complete copies of each such Employment Agreement. To the Sellers’ Knowledge, except as set forth in the Employment Agreements or the CBAs, neither Seller nor any of their respective Affiliates has made a binding commitment (written or otherwise) to any Business Employee or Independent Contractor with respect to compensation, promotion, retention, termination, or severance in connection with the transaction contemplated by this Agreement. Neither Seller has received a pending claim from any Governmental Entity to the effect that such Seller has improperly classified as an independent contractor any Person named as an Independent Contractor on Schedule 4.14. Unless otherwise indicated on Schedule 4.14, and except in connection with the JCO RIF, as of the date hereof, no Business Employee or Independent Contractor has given written notice, or has been given notice by either Seller or any of its respective Affiliates, of an intent to terminate his or her employment or independent contractor relationship with either Seller or any of its respective Affiliates. The records of the Sellers accurately reflect employment histories of all Business Employees, including their hours of service, and all such data is maintained in a usable form.

Section 4.15 Seller Benefit Plans. Schedule 4.15 contains a true and complete list of each Seller Benefit Plan currently sponsored, maintained or contributed to by any of the Sellers in which a Business Employee participates. Any special tax status enjoyed by such plan is noted on such schedule. With respect to each Seller Benefit Plan identified on Schedule 4.15 the Sellers have heretofore delivered or made available to the Purchaser true and complete copies of the plan documents and any amendments thereto (or, in the event the plan is not written, a written description thereof), as is reasonably requested by the Purchaser.

Section 4.16 Labor Relations. Except as set forth on Schedules 4.10 and 4.16:

(a) the Sellers are not aware of any labor organization that currently represents the Business Employees and is certified by the NLRB;

(b) no pending representation election petition or application for certification has been received by the Sellers that names the Business Employees as potentially represented parties, and the Sellers are not aware of a union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving Business Employees;

(c) neither Seller is subject to a current unresolved judicial or administrative determination that it has engaged in an unfair labor practice in connection with the Business Employees and neither Seller has received notice of any pending NLRB proceeding with respect to any Business Employee;

(d) no pending grievance or arbitration demand or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been received by the Sellers with respect to any Business Employee;

(e) to the Sellers’ Knowledge, no walkout, strike, slowdown, hand billing, picketing or work stoppage (sympathetic or otherwise) involving any Business Employee is in progress or is being threatened;

(f) no notice of a pending breach of contract or denial of fair representation claim has been received by the Sellers with respect to any Business Employee;

(g) no notice of a pending claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding taxes, penalties, overtime or other compensation, benefits, child labor or record-keeping violations has been received by the Sellers with respect to any Business Employee and remains unresolved at the date hereof;

(h) no notice of a pending discrimination or retaliation claim, complaint, charge or investigation under any applicable Labor Law, ERISA or any other federal Law or comparable state fair employment practices act or foreign Law has been received by the Sellers with respect to any Business Employee and remains unresolved at the date hereof;

(i) if any of the Sellers is a federal or state contractor obligated to develop and maintain an affirmative action plan, no discrimination claim, show cause notice, conciliation proceeding, sanction or debarment proceeding is pending with the Office of Federal Contract Compliance Programs or any other federal agency or any comparable state agency and no desk audit or on-site review is in progress with respect to any Business Employee;

(j) no unresolved citation has been issued by OSHA with respect to any Business Employee and no notice of a pending contest, claim, complaint, charge, investigation or other administrative enforcement proceeding with respect to any Business Employee under OSHA or any other applicable Law relating to occupational safety and health has been received by the Sellers;

(k) no pending workers’ compensation or retaliation claim, complaint, charge or investigation has been received, filed or is pending with respect to any Business Employee;

(l) within the past 90 days, neither Seller has taken an action that constitutes a “mass layoff”, “mass termination” or “plant closing” at the Site within the meaning of WARN;

(m) no notice of a pending immigration law-related investigation or citation has been received by the Sellers with regard to any Business Employee and remains unresolved at the date hereof;

(n) the Sellers have not received notice of any pending wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship of any Business Employee and that has been filed against either Seller by any Business Employee and remains unresolved at the date hereof;

(o) each of the Sellers has maintained and currently maintains the legally required amount of insurance with respect to workers’ compensation claims and unemployment benefits claims for the Business Employees;

(p) with respect to the Business Employees, the Sellers are in compliance with all applicable Labor Laws;

(q) to the Sellers’ Knowledge, neither Seller is currently liable for any judgment, decree, order, arrearage of wages or taxes, fine or penalty for failure to comply with any Labor Law with respect to the Business Employees;

(r) the Sellers have provided the Purchaser with copies of the policies of the Sellers for providing leaves of absence under FMLA for any Business Employee, and Schedule 4.16 identifies (i) each Business Employee who is eligible to request FMLA leave, (ii) each Business Employee who shall be on FMLA leave on the Closing Date and such Business Employee’s job title and description, and (iii) each Business Employee who has requested FMLA leave to begin following the Closing Date, a description of the leave so requested and a copy of all notices provided to such Business Employee regarding such leave; and

(s) the Sellers have paid or accrued all current assessments under workers’ compensation legislation with respect to the Business or any of the Business Employees, and neither Seller has been subject to any special or penalty assessment under such legislation that has not been paid.

Section 4.17 Insurance Policies. The Sellers maintain casualty insurance with reputable insurers for the Business and the Assets against the risks and in the amounts previously disclosed to the Purchaser.

Section 4.18 Environmental, Health and Safety Matters. Except as set forth on Schedule 4.18 and in each case, in connection with the Business, the Assets or the Facilities:

(a) the operations of the Assets are in compliance in all material respects with Environmental Laws;

(b) the Business, the Facilities and the Assets have, and are in compliance in all material respects with, all Licenses required under Environmental Laws for their operations;

(c) there are no proceedings or investigations by any Governmental Entity pending or, to the Sellers’ Knowledge, threatened in respect of environmental matters;

(d) there has been no Release of Hazardous Materials on the Real Property before the Closing Date in respect of which a Governmental Entity under Environmental Law would require active remediation, had the Release been disclosed to the Governmental Entity as of the Closing; and

(e) the Sellers have disclosed or made available for inspection all material environmental information (including in respect of contamination of the Real Property by Hazardous Materials) in their possession or of which either Seller has Knowledge.

Notwithstanding any other provisions of this Agreement, this Section 4.18 contains the sole and exclusive representations and warranties of the Sellers with respect to environmental matters.

Section 4.19 Intellectual Property. Schedule 4.19 contains a list of all Seller Registered Intellectual Property. The Sellers own legal title to each of the items of Seller Registered Intellectual Property.

(a) All necessary registration, maintenance and renewal fees currently due in connection with Seller Registered Intellectual Property have been made.

(b) To the Sellers’ Knowledge, no third party has asserted against the Sellers a claim in writing that the conduct of the Business as currently conducted infringes or misappropriates the Intellectual Property of such third party.

(c) To the Sellers’ Knowledge, no Person has or is infringing or misappropriating any Seller Intellectual Property.

(d) Each of the Sellers has taken reasonable steps to protect its rights in the Huntsman Confidential Information and any trade secret or confidential information of third parties used in the Business.

Section 4.20 [Reserved]

Section 4.21 [Reserved]

Section 4.22 Key Customer and Key Supplier Relations. Schedule 4.22 contains a complete and accurate list of the names and addresses of each of the Key Customers and each of the Key Suppliers. The Sellers are not actively engaged in any material dispute related to the Business with any of the Key Customers and Key Suppliers and to the Sellers’ Knowledge, no event has occurred that could materially and adversely affect either Seller’s relations with any such Key Customer or Key Supplier. Except as set forth on Schedule 4.22, no Key Customer (or former Key Customer) or Key Supplier (or former Key Supplier) since January 1, 2005 has cancelled or terminated, or made any threat to cancel or otherwise terminate, any of such Key Customer’s or Key Supplier’s contracts or other dealings with either Seller relating to the Business. Except as set forth on Schedule 4.22, there is no pending or, to the Sellers’ Knowledge threatened request or demand of any Key Customer or Key Supplier in any material respect (a) to decrease such Key Supplier’s supplies of, or to decrease such Key Customer’s purchases of either Seller’s, services or products relating to the Business (except in each case described in this clause (a) for fluctuations in nominated volumes for purchase or supply within limits permitted by contract) or (b) in the case of any Key Customer, to decrease the applicable prices required to be paid to a Seller for products sold by such Seller thereunder or in the case of any Key Supplier, to increase the applicable prices required to be paid by a Seller for supplies purchased by such Seller thereunder (in any case described in this clause (b), whether permitted by contract or otherwise). Except as set forth on Schedule 4.22, neither Seller has received any notice or has Knowledge to the effect that any Key Customer or Key Supplier, or other current customer or supplier associated with Business may terminate or materially alter its business relations with either Seller as a result of the transactions contemplated hereby.

Section 4.23 Notes and Accounts Receivable; Accounts Payable.

(a) Set forth on Schedule 4.23(a) are the accounts receivable of the Business as of December 31, 2005 showing the amount of each such receivable and an aging of amounts due thereunder, which schedule is in all material respects true and complete as of that date.

(b) Except as set forth on Schedule 4.23(b), (i) the Receivables represent monies due for goods sold and delivered or services rendered in the ordinary course of business, and (ii) none of the Receivables is factored. The Sellers make no representation or warranty regarding the creditworthiness of any debtor to which the Receivables relate or the ultimate collectibility of any Receivable.

(c) The accounts payable of the Sellers reflected on the audited balance sheet of the Business as of December 31, 2005 included in the Financial Statements (and those that shall be reflected in the determination of the Final Net Working Capital) arose from bona fide transactions in the ordinary course of business.

Section 4.24 Licenses. Schedule 4.24 is a true and complete list of all material Licenses held by the Sellers in respect of the Facilities and any that are not transferable are so designated. The Sellers own or possess all material Licenses that are necessary to enable them to carry on the Business as presently conducted. All material Licenses are valid, binding and in full force and effect and the Sellers are in material compliance with all Licenses. The execution, delivery and performance hereof and the consummation of the transactions contemplated hereby shall not adversely affect any License. The Sellers have taken all necessary action to maintain each License, except where the failure to so act would not be reasonably likely to have a Material Adverse Effect.

Section 4.25 Product Warranties. There is no pending or, to the Sellers’ Knowledge, threatened claim of any Key Customer alleging any breach of any warranty or guaranty (express or implied) relating to products of the Business delivered to such Person.

Section 4.26 [Reserved]

Section 4.27 Brokers, Finders and Investment Bankers. Subject to the terms of that certain letter agreement dated June 29, 2005 between the Purchaser and Huntsman, neither of the Sellers, or any Affiliate of the Sellers, nor any of their respective partners, members, shareholders, directors, officers or employees has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby for which the Purchaser has liability.

Section 4.28 [Reserved]

Section 4.29 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE ASSETS, THE FACILITIES AND THE BUSINESS ARE BEING SOLD HEREBY ON AN “AS IS, WHERE IS” BASIS, AND THE SELLERS MAKE NO REPRESENTATION OR WARRANTY,

EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND HEREBY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY (INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), WHETHER BY THE SELLERS, THEIR AFFILIATES OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, PARTNERS, PRINCIPALS, EMPLOYEES, AGENTS, MEMBERS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE ASSETS, THE FACILITIES AND THE BUSINESS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

Section 5.1 Organization. The Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction set forth in the introductory paragraph hereof as its jurisdiction of formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except to the extent any failure of the foregoing to be true and correct would not be reasonably likely to have a Purchaser Material Adverse Effect. Texas Petrochemicals Inc. is the sole general partner of the Purchaser and is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except to the extent any failure of the foregoing to be true and correct would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 5.2 Authorization. The Purchaser has full power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary partnership action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents shall be, duly executed and delivered by the Purchaser and do or shall, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of, and compliance with, the terms and conditions hereof this Agreement and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the amended and restated agreement of limited partnership of the Purchaser, (b) any contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (d) any Law or arbitration award applicable to the Purchaser; in each case to the extent any failure of the foregoing matters described in clauses (b), (c) or (d) to be true and correct would be reasonably likely to have a Purchaser Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Purchaser in connection with the execution, delivery or performance of this Agreement or the Purchaser Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except as required by the HSR Act.

Section 5.4 Financing. The Purchaser has delivered to the Sellers a true and correct copy of the financing commitment (the “Financing Commitment”) the Purchaser has received from Deutsche Bank Securities Inc. et al. Together with the proceeds of such commitment, at Closing the Purchaser will have adequate funds to pay the Purchase Price. There are no material conditions precedent to the lenders’ obligation to provide funding other than those set forth in the Financing Commitment.

Section 5.5 Brokers, Finders and Investment Bankers. Neither the Purchaser, nor any of its Affiliates, partners, members, shareholders, directors, officers or employees, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby for which the Sellers have liability.

Section 5.6 Due Diligence. The Purchaser acknowledges that it has been afforded access to Huntsman officers and Key Employees and to the Site, the BFG Dock Facilities Site, the Synpol Dock Facilities Site, the JWWTP Site and the Facilities and an opportunity to review all data and information (including the Huntsman Confidential Information) relating to the Business made available by Huntsman and the Sellers and to ask questions of Huntsman and the Sellers relating thereto.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Sellers. For the period commencing on the date hereof and ending on the Closing Date, each of the Sellers shall, except as permitted hereby and except as otherwise consented to in advance in writing by the Purchaser:

(a) continue to operate the Business, the Assets and the Facilities (other than the JWWTP) as a reasonably prudent owner of a petrochemical processing facility on a basis consistent with past practice (excluding any past practice that is inconsistent with the operations of a reasonably prudent owner of a petrochemical processing facility given MTBE Market Conditions) and the JWWTP as a reasonably prudent operator of a jointly-owned wastewater treatment facility on a basis consistent with past practice, and in each case to comply in material respects with all applicable Licenses and Laws;

(b) continue execution of its capital program for fiscal year 2006 related to the Business in material respects (including adhering in material respects to such program’s schedule relating to the replacement of Boiler Number 9) and not commit to any material capital project not included in its capital program for fiscal year 2006, except for capital projects (i) described on Schedule 6.1(b), (ii) necessary to continue restoration or replacement of, in all material respects, the Assets to operation following Hurricane Rita or (iii) which Huntsman Petrochemical, acting as a reasonably prudent operator determines are necessary or advisable to undertake or commit to in order to comply with Laws or to address operational concerns or emergencies threatening health, safety or the environment or the physical plant (in which case the Purchaser shall be consulted in advance to the extent reasonably practicable and notified promptly upon such event if advance notice is not possible);

(c) not (i) enter into or terminate any agreement with respect to the Business, the Assets or the Facilities that would be binding on the Purchaser and if entered into prior to the date hereof would have been required to be disclosed on a Schedule hereto, except (A) any such agreement entered into in the ordinary course of business for a term of one year or less, or those which are otherwise terminable without penalty on 90 or fewer days’ notice, (B) as permitted under Section 6.1(b) or (C) those necessary or advisable to effectuate the transactions hereunder (but in which case the Purchaser shall be consulted in advance to the maximum extent reasonably practicable and notified promptly upon such event if advance notice is not possible) or (ii) amend in any material way the pricing terms or volume commitments under any contract with a Key Customer or Key Supplier;

(d) use commercially reasonable efforts to preserve intact the goodwill of the Business with customers and suppliers, except to the extent the goodwill of the Business is adversely affected because of MTBE Market Conditions; provided, however, the Sellers shall be permitted to effect Business Employee terminations pursuant to the JCO RIF, and nothing in this Agreement shall limit in any way the Sellers’ right to terminate prior to the Closing Date any Business Employee for cause;

(e) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the failure to do so would be reasonably likely to have a Material Adverse Effect;

(f) duly and timely file or cause to be filed all Tax Returns and promptly pay or cause to be paid when due all Taxes, unless being contested in good faith by appropriate proceedings;

(g) continue to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice;

(h) not take any action primarily for the purpose and with the specific intent of improperly increasing the Final Working Capital Surplus;

(i) not dispose of or permit to lapse, any Seller Intellectual Property except in the ordinary course of business;

(j) not (i) sell, transfer, grant a lease on or otherwise dispose of any Asset, other than (A) dispositions of worn-out, surplus or damaged equipment in the ordinary course of business for aggregate proceeds not exceeding $100,000 or (B) equipment or fixtures which is replaced with equipment or fixtures of at least comparable quality, (ii) create, incur, assume or suffer to exist any indebtedness secured by the Assets, other than indebtedness secured by Permitted Liens described in clause (iv) of the definition thereof or (iii) grant, create, incur or suffer to exist any other Lien on the Assets on the date hereof, other than Permitted Liens.

(k) not, unless consistent with its normal historical practices or required by Law, an Employment Agreement or a CBA, increase in any material manner the compensation or benefits of, or enter into any new bonus or incentive agreement or arrangement with, any Business Employees or Independent Contractors (unless in conjunction with the JCO RIF or the Sellers reasonably believe doing so is necessary to accomplish the objectives described in Section 6.1(d));

(l) not, unless required by Law, an Employment Agreement or a CBA, pay or agree to pay any additional pension, retirement allowance or other material employee benefit or any bonus or other extraordinary payment to any Business Employee, which is not provided to such employee on the date hereof, or otherwise provided for, under an existing Employee Benefit Plan or the voluntary severance plan for the JCO RIF (unless the Sellers reasonably believe doing so is necessary to accomplish the objectives described in Section 6.1(d));

(m) except upon at least ten Business Days’ prior written notice to the Purchaser and except for matters contemplated herein relating to the JCO RIF, not amend any existing CBA or enter into, extend or renew any collective bargaining agreement (or in each case, any successor agreement thereto), in each case that affects the Business or any Business Employee; provided, however, the Sellers may not extend or renew any CBA beyond January 31, 2009 without the prior written consent of the Purchaser, which shall not unreasonably be withheld;

(n) not effectuate a “plant closing,” or “mass layoff” or other similar triggering event, as those terms are defined in WARN, affecting in whole or in part the Business at a site of employment where the Business operates or a Business Employee is employed;

(o) not, unless required to do so by Law, hire any new employee with respect to the Business, terminate any existing Employment Agreement with a Business Employee or enter into any new Employment Agreement with any Business Employee (unless the Sellers’ reasonably believe doing so is necessary to accomplish the objectives described in Section 6.1(d)); provided, however, notwithstanding the foregoing, the Sellers and their Affiliates shall be permitted to (x) hire any new employee or independent contractor in order to fill a position that is currently staffed and that becomes open subsequent to the date hereof, (y) effect Business Employee terminations pursuant to the JCO RIF and (z) terminate the employment of any Business Employee prior to the Closing Date for cause;

(p) not enter into any contract by which the Purchaser in respect of the Business or any of the Assets would purportedly be bound that restricts in any material respect the Purchaser from engaging in any line of business in any geographic area or competing with any Person;

(q) perform in material respects its obligations under all Assumed Contracts to which it is a party as of the date hereof and not default in any material respect or suffer to exist in any material respect any event or condition that with notice or lapse of time or both could constitute a default by the Sellers under any Assumed Contract (except those being contested in good faith), disclosed on Schedule 4.12;

(r) not release, settle, compromise, pay, discharge or satisfy any claim, liability or obligation (absolute, contingent or otherwise) related to the Business other than the release, settlement, compromise, payment, discharge or satisfaction, in the ordinary course of business consistent with past practice that would not be reasonably likely to have a Material Adverse Effect;

(s) maintain insurance with reputable insurers for the Business and the Assets against the same risks and in the same amounts as in effect at the date hereof;

(t) continue to maintain its books and records of the Business on a basis consistent with such Seller’s past practice;

(u) continue the cash management practices of the Business in the ordinary course of business consistent with past practice; and

(v) not authorize, or commit or agree to take, any of the foregoing actions that are prohibited or restricted under this Section 6.1.

Section 6.2 Inspection and Access to Information. During the period commencing on the date hereof and ending on the Closing Date, upon reasonable request, with reasonable advance notice and during normal business hours, each Seller shall (and shall cause the officers, directors, employees, auditors, consultants, representatives, and agents of the Sellers to) (i) provide the Purchaser and its accountants, financing sources, lenders, investment bankers, counsel, and environmental consultants reasonable access to the Facilities, the Assets, the Key Business Employees, the executive officers of the Sellers responsible for the Business, the Assumed Contracts and the books, records and other information (including property Tax Returns filed and those in preparation) related to the Business, the Facilities, the Assets or the Assumed Liabilities, (ii) furnish to the Purchaser and its authorized representatives, promptly upon reasonable request therefor, any and all financial, technical, environmental, and operating data and other information pertaining to the Business, the Facilities, the Assets or the Assumed Liabilities and (iii) reasonably cooperate with the Purchaser so that the Purchaser may obtain information concerning the Business, the Facilities, the Assets and the Assumed Liabilities from Governmental Entities; provided, however, that (v) the Purchaser shall observe, and shall cause those granted access through the Purchaser to observe, the restrictions regarding Huntsman Confidential Information set forth in the Confidentiality Agreement and any other existing confidentiality restrictions binding on the Sellers of which the Sellers make the Purchaser aware, (x) the Purchaser may not conduct invasive or destructive sampling or testing, (y) the inspection and access rights described in this Section 6.2 shall be subject to compliance with the Sellers’ safety rules and (z) in the case of “Highly Sensitive Information” (as defined in the Confidentiality Agreement), such inspection and access rights shall be subject to compliance with the Confidentiality Agreement and for the avoidance of doubt, exercisable only by the individual Persons signatory thereto. With respect to any claims by the Purchaser’s representatives or employees arising from the access contemplated in this Section 6.2, the Purchaser shall indemnify the Sellers for any such claims to the extent such claims are caused by the Purchaser or the Purchaser’s employees or representatives, and the Sellers shall indemnify the Purchaser for any such claims to the extent they are caused by the Sellers or the Sellers’ employees or representatives.

Section 6.3 Notices of Certain Events.

(a) The Sellers shall promptly notify the Purchaser of:

(i) any change or event that, individually or in the aggregate, has had or reasonably may be expected to result in a Material Adverse Effect, or otherwise result in any representation or warranty of the Sellers hereunder being inaccurate such that the condition precedent in Section 7.2(c) would not be satisfied if such inaccuracy were to exist at the Closing Date;

(ii) any notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(iii) any written notice (other than routine communications of an administrative nature) from any Governmental Entity in connection with the transactions contemplated hereby;

(iv) any action, suit, claim, investigation or proceeding commenced or, to the Sellers’ Knowledge threatened against, relating to or involving or otherwise affecting the Business that, if pending on the date hereof, would have been required to have been disclosed hereunder or that related to or would otherwise affect the consummation of the transactions contemplated hereby; and

(v)(A) the material damage or destruction by fire or other casualty of any material Asset or part thereof or (B) any material Asset or part thereof becoming the subject of any proceeding (or, to the Sellers’ Knowledge, threatened proceeding) for the taking thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.

(b) The Purchaser shall promptly notify the Sellers of:

(i) any change or event that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, or otherwise result in any representation or warranty of the Purchaser hereunder being inaccurate such that the condition precedent in Section 7.3(c) would not be satisfied if such inaccuracy were to exist at the Closing Date;

(ii) any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(iii) any written notice or other communication from any Governmental Entity in connection with the transactions contemplated hereby; and

(iv) any action, suit, claim, investigation or proceeding commenced or, to the Purchaser’s knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser that relates to or would otherwise affect the consummation of the transactions contemplated hereby.

(c) Each Party hereby acknowledges that the other Party does not and shall not waive any right it may have hereunder as a result of such notifications.

Section 6.4 Financial Statements.

(a) As promptly as practicable following the date hereof (but not later than April 30, 2006), the Sellers shall deliver to the Purchaser balance sheets of the Business as of December 31 of each of the years 2005 and 2004 and statements of operations, parent’s net investment and advances and cash flows of the business for each of the three years in the period ended December 31, 2005, together with an opinion and report thereon of Deloitte consistent with the opinion and report of Deloitte on the Financial Statements described in clause (i) of the definition thereof (the “2005 Audited Financials”).

(b) As promptly as practicable following each quarterly accounting period ending subsequent to December 31, 2005 and prior to the Closing Date (but not later than 45 days thereafter), the Sellers shall deliver to the Purchaser an unaudited balance sheet, statement of operations, parent’s net investment and advances and cash flows as of and for the subject quarterly period, prepared in accordance with GAAP and otherwise on a basis consistent with the 2005 Audited Financials.

(c) Within 20 days following each monthly accounting period ending subsequent to December 31, 2005 and prior to the Closing Date, the Sellers shall deliver to the Purchaser a copy of the Sellers’ management financial and operating report in substantially the form of Exhibit A.

(d) The Sellers shall be responsible for any and all fees or expenses of Deloitte and any other fees or expenses incurred in connection with the preparation and audit of the Financial Statements, subject to Section 3.3 and to Huntsman’s right to reimbursement for a portion of such fees and expenses from the Purchaser pursuant that certain letter agreement dated June 29, 2005 between the Purchaser and Huntsman.

Section 6.5 No Solicitation of Transactions. The Sellers shall not, and shall not permit any Affiliate of the Sellers to, initiate or solicit discussions, or, if discussions are initiated by a Person other than the Purchaser or its Affiliates, engage in substantive discussions, with any other Person relating to a sale or other disposition of the Business or any of the Assets (excepting only sales of finished butadiene, MTBE and other products in the ordinary course), except to the extent such discussions involve a potential transaction involving all or substantially all of the assets or business of the Jefferson County Operations of the Sellers’ North American Base Chemicals Division (a “JCO-Wide Transaction”), which does not include a separate sale of the Business or the Assets. The Sellers may terminate this Agreement until the Closing Date to accommodate a potential transaction involving a JCO-Wide Transaction upon providing the Purchaser with notice that the Sellers are in good faith discussions regarding such a transaction and payment of a termination fee of $8,000,000 to the Purchaser (which shall be liquidated damages for any claims the Purchaser may have in respect thereof (the Parties agreeing that actual damages in such event are impossible or impractical to measure and that such $8,000,000 amount represents a commercially reasonable estimate of such damages)).

Section 6.6 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each Party shall each use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law, to obtain all consents required as described on Schedule 4.12 and all regulatory approvals, to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date and shall cooperate fully with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a) Each Party promptly shall make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby, including the transfer to the Purchaser of any Environmental Permits and other Licenses relating to the Business, the Facilities, the Assets or the ownership or operation of the foregoing (except that the Purchaser shall have no obligation to take or consent to the taking of any material action required by any such Governmental Entity that would materially adversely affect the Business, the Assets or the transactions contemplated by this Agreement, any other business or assets of the Purchaser or the Commercial Agreements; provided, however, that any failure by the Purchaser to do so shall relieve the Sellers of their obligations to close the transactions hereunder). Each Party shall furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby.

(b) In addition to and not in limitation of the covenants contained in Section 6.6(a), the Sellers and the Purchaser will (i) promptly take all actions necessary to make the respective filings required by the Sellers and the Purchaser under the HSR Act, (ii) comply at the earliest practical date with any request for additional information received by any Party from any Governmental Entity pursuant to the HSR Act and (iii) cooperate with the other Parties in connection with such Party’s filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity pursuant to the HSR Act.

(c) In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the Parties shall (i) cooperate and use commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use commercially reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(d) The Sellers shall give all notices to third parties, and the Parties shall use commercially reasonable efforts (in consultation with one another) to obtain all third-party consents (i) necessary, proper or advisable to consummate the transactions contemplated hereby, (ii) required to be given or obtained, including those required to be given or obtained on Schedule 4.12 and the other Schedules, (iii) required to avoid a breach of or default under any Assumed Contract in connection with the consummation of the transactions contemplated hereby or (iv) required to prevent a Material Adverse Effect, whether prior to, on or following the Closing Date.

Section 6.7 Consents.

(a) On the Closing Date, the Sellers shall assign to the Purchaser, and the Purchaser shall assume, the Assumed Contracts, the Existing Easements and the Licenses (including to the extent assignable the Environmental Permits and any pending applications for any Licenses or Environmental Permits) which are to be transferred to the Purchaser as provided in this Agreement by means of conveyance instruments in forms to be agreed. To the extent that the assignment of all or any portion of any Assumed Contract, Existing Easement or License (including any Environmental Permit or any pending application for any License or Environmental Permit) shall require the consent of the other party thereto or any other third party (including any Governmental Entity), this Agreement shall not constitute an agreement to assign any such Assumed Contract, Existing Easement or License if an attempted assignment without any such consent would constitute a breach or violation thereof; provided, however, that, if any such consent is required from any of the Sellers or any of their Affiliates, the Sellers agree to, and to cause their respective Affiliates to, consent to the assignment to the Purchaser of any such Assumed Contract, Existing Easement or License; provided further, however, that, with respect to any of the Easement Facilities (i.e., any pipeline or other facility considered in its entirety), if, under the terms of any of the Existing Easements related to such Easement Facility consent is required prior to the assignment of such Existing Easement to the Purchaser and such consent has not been obtained prior to Closing, this Agreement shall not constitute an agreement to convey at Closing such Easement Facility as well as the related Existing Easements. In such case, the Parties agree that on and after the Closing, they will use commercially reasonable efforts to do or cause to be done all such things as shall be necessary and proper (i) with respect to the Assumed Contracts and Licenses not assigned at Closing (A) to assure that the rights of the Sellers under such Assumed Contracts and Licenses (including any Environmental Permits and any pending applications for any Licenses or Environmental Permits) shall be preserved for the benefit of the Purchaser (including any extension or renewal of any such Assumed Contracts or Licenses) and (B) to facilitate receipt of the consideration to be received by the Sellers in and under every such Assumed Contract and License (including any Environmental Permit and any pending application for any License or Environmental Permit), which consideration shall be held for the benefit of, and shall be delivered to, the Purchaser and (ii) with respect to each Easement Facility not conveyed at Closing, the Parties shall enter into a transportation agreement pursuant to which the Purchaser shall have all capacity rights (subject to the terms of any applicable Commercial Agreements) and the Purchaser shall have all operational responsibility and shall bear all ownership, operation, maintenance and other costs and risks of such Easement Facility and, to the extent related to such Easement Facility, the related Existing Easements and the use thereof, and shall defend and indemnify the Sellers against all such costs and risks. The Purchaser shall make all filings necessary to be named the operator of all the Easement Facilities (including with the Texas Railroad Commission) and to obtain and hold all Licenses relating to the Easement Facilities. The Parties shall share (50% by the Purchaser and 50% by the Sellers) the reasonable out-of-pocket costs of any title or related work required to obtain such consents. The Parties shall cooperate to seek and obtain all relevant consents as soon as practicable. Such transportation agreement shall be for nominal consideration, and when the consents are obtained, the Sellers shall convey such Easement Facility and assign such Existing Easements to the Purchaser within ten days following receipt of such consents, and the transportation agreement with respect to such Easement Facility and such Existing Easements shall terminate. Additionally, either Party may terminate such transportation agreement by giving two years notice, which notice may be given at any time on or after June 30, 2014. At the time of termination of the transportation agreement, the Sellers shall convey to the Purchaser or its nominee, directly or indirectly, without warranty the remaining rights they may have in the Easement Facilities and, to the extent related to such Easement Facilities, the Existing Easements. With respect to any such Assumed Contract or License as to which the necessary approval or consent for the assignment or transfer to the Purchaser is obtained following the Closing, the Sellers shall transfer such Assumed Contract or License to the Purchaser by execution and delivery of an instrument of conveyance reasonably satisfactory to the Purchaser and the Sellers within ten days following receipt of such approval or consent.

(b) To the extent that the Licenses (including any Environmental Permits and any pending applications for any Licenses or Environmental Permits) necessary for the Purchaser’s operation of the Business as conducted as of the Closing Date have not been transferred to the Purchaser or otherwise obtained by the Purchaser as of the Closing, the Sellers shall allow, to the extent authorized by the terms of such Licenses (including any Environmental Permits and any pending applications for any Licenses or Environmental Permits) and all Environmental Laws and other applicable Laws, the Purchaser to conduct the Business pursuant to the Sellers’ existing Licenses (including any Environmental Permits and any pending applications for any Licenses or Environmental

Permits). Regarding each such License (including any Environmental Permit and any pending application for any License or Environmental Permit), the Sellers shall allow such use until the Purchaser obtains an equivalent License; provided, however, the Purchaser shall use commercially reasonable efforts to expeditiously obtain such equivalent License.

Section 6.8 Public Announcements. The Parties will consult with each other prior to any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not make or issue, or cause to be made or issued, any such publication or press release prior to such consultation and without the prior written consent of the other Parties hereto (which consent will not be unreasonably withheld or delayed) except to the extent, but only to such extent, that, in the opinion of the Party issuing such publication or press release, such announcement or statement may be required by Law, any order or regulation of a court or tribunal or Governmental Entity, any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party proposing to issue such publication or press release shall make commercially reasonable efforts to (a) consult in good faith with the other Parties before issuing any such publication or press release and (b) provide a copy thereof to the other Parties prior to such issuance.

Section 6.9 Sellers’ Disclosure Schedules.

(a) From time to time up to the Closing, the Sellers shall promptly supplement or amend the Schedules that they have delivered with respect to any matter first existing or occurring following the date hereof that comes to the Sellers’ Knowledge or of which the Purchaser notifies the Sellers in writing and that (i) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules, or (ii) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby. Within five Business Days from receipt of notice of such supplement or amendment, the Purchaser shall notify the Sellers whether the Purchaser intends to pursue any or all of the remedies that may be available to the Purchaser for breach of the representation or warranty that relates to the Schedule that has been supplemented or amended. If the Purchaser notifies the Sellers that it intends to pursue any or all remedies that may be available to the Purchaser in accordance with the preceding sentence, such supplement or amendment shall have no effect for the purpose of determining satisfaction of the conditions set forth in Section 7.2 or the obligations of the Sellers under Section 10.1, and if the Purchaser does not notify the Sellers that is intends to pursue any or all of the remedies that may be available to the Purchaser in accordance with the preceding sentence, (i) the Purchaser shall be deemed to waive any and all such remedies arising from a breach of the relevant representation or warranty to the extent relating to such supplement or amendment, (ii) the relevant Schedule shall be deemed updated as supplemented or amended and (iii) the Schedule, as supplemented or amended, shall be used in determining whether the conditions set forth in Section 7.2 have been satisfied and whether the Sellers have any obligations under Section 10.1.

(b) The disclosure of any liability or obligation in the Schedules shall not create an Assumed Liability except to the extent that the disclosure of such liability or obligation has been expressly assumed by the Purchaser as an Assumed Liability as provided in Section 2.3 of this Agreement.

(c) Any information, item or other disclosure set forth in any Schedule shall be deemed to have been set forth in any other Schedule, if the relevance of such disclosure to such other portion is readily apparent from the facts specified in such disclosure.

Section 6.10 Employees.

(a) Transferred Employees. Contingent upon the full cooperation and compliance in the execution and delivery of all forms and authorizations that are part of the Purchaser’s hiring process, the Purchaser will offer employment to each Business Employee, except as provided in Sections 6.10(a)(i) and (ii). Business Employees who accept such offers are, as of the Closing Date, referred to herein as the “Transferred Employees.” The Purchaser shall provide each Transferred Employee with wages and/or salaries and benefits that are reasonably comparable in the aggregate to those provided to such employees by the Sellers. For purposes of vacation, the Purchaser shall credit each Transferred Employee with his or her past service with the Sellers as credited under the vacation programs of the Sellers immediately prior to the Closing Date.

(i) The Purchaser shall not be required to offer employment to Business Employees who are receiving long-term disability benefits pursuant to a Seller Benefit Plan from either Seller or any of their Affiliates as of the date hereof.

(ii) The Purchaser shall not be required to offer employment to Business Employees who, between the date hereof and the Closing Date, begin to receive long-term disability benefits pursuant to a Seller Benefit Plan from either Seller or any of their Affiliates, except for any Business Employee who, at the time they began to receive such long-term disability benefits from either Seller or any of their Affiliates, was represented by any of the following unions under any of the CBAs with the Sellers: the Technical Control Union (the “TCU”), the United Brotherhood of Boilermakers, Iron Shipbuilders, Blacksmiths Forgers and Helpers (the “Boilermakers”), or the United Brotherhood of Carpenters and Joiners of America Carpenters (the “Carpenters”). For any Business Employee who (A) at the time he or she began to receive such long-term disability benefits from either Seller or any of their Affiliates, was represented by the TCU, the Boilermakers or the Carpenters under any of the CBAs with the Sellers, and (B) receives a medical release to return to work satisfactory to the Purchaser which, in the Purchaser’s reasonable discretion, substantiates the ability of such Business Employee to perform the functions of such Business Employee’s job immediately before the event that gave rise to the receipt of such long term disability benefits from either Seller or any of their Affiliates, within 12 months of the date on which such Business Employee began to receive such long-term disability benefits from either Seller or any of their Affiliates, the Purchaser shall offer employment to such Business Employee, subject to the same terms and conditions provided to the Transferred Employees, so long as such Business Employee fully cooperates and complies in the execution and delivery of all forms and authorizations that are part of the Purchaser’s hiring process.

(b) Benefit Plan Matters. The Sellers shall retain all Seller Benefit Plans and the Purchaser shall not assume any obligations under any of the Sellers’ severance, pension, retiree medical or similar plans. The Sellers will be responsible for all severance, pension, retiree and other benefit obligations with respect to the Business Employees arising out of any Business Employee’s employment with the Sellers up to the Closing.

(c) COBRA Coverage. The Sellers shall be solely responsible for offering and providing any COBRA Coverage with respect to any of the Business Employees who is a “qualified beneficiary” who is covered by a Seller Benefit Plan that is a “group health plan” and who experiences a “qualifying event” on or prior to the Closing Date. The Purchaser shall be solely responsible for offering and providing any COBRA Coverage required with respect to any Transferred Employee (or other qualified beneficiary) who becomes covered by a group health plan sponsored or contributed to by the Purchaser and who experiences a qualifying event subsequent to the Closing Date. For purposes hereof, each of “qualified beneficiary”, “group health plan” and “qualifying event” shall have the meaning ascribed thereto in Section 4980B of the Code.

(d) Information. The Sellers shall assist the Purchaser in connection with its hiring process with respect to the Business Employees, including to the extent permitted by law by the provision of all information relating to each Business Employee as the Purchaser may reasonably require (including initial employment dates, termination dates, reemployment dates, attendance records, personnel and status records, hours of service, compensation and tax withholding history). The Sellers shall exercise all reasonable efforts to facilitate communication after the date hereof between the Purchaser and representatives of Union Employees including, without limitation, face-to-face meetings.

(e) Non-Solicitation. As of the Closing Date and for a period of 180 days thereafter, neither Seller nor any of the Sellers’ Affiliates shall, directly or indirectly, for itself or on behalf of another, solicit for employment or engagement as an independent contractor, or for any other similar purpose, or hire or engage, any Transferred Employee or any independent contractor of the Business on the Closing Date, other than such person who independently responded to a general solicitation for employment by such Seller or Affiliate.

Section 6.11 Labor Matters.

(a) On or before the Closing Date, each Seller shall provide the Purchaser with a schedule of all layoffs and any other “employment losses” (as that term is defined in WARN) at each site that is the subject of the Business, by site of employment, implemented by such Seller during the 90-day period preceding the Closing.

(b) The Purchaser acknowledges that one or more of the Sellers is party to the CBAs. From and after the Closing Date, the Purchaser will concede a bargaining obligation to any labor organization representing a majority of hourly employees in an appropriate unit, and will comply with the terms of the applicable CBAs. The Purchaser and the Sellers agree that by this reference, the terms of any CBA required to be included in this Agreement are hereby incorporated in full, as if expressly set forth herein.

(c) The Sellers may continue with the JCO RIF; provided, however, the Sellers will keep the Purchaser informed on a timely basis of the progress thereof in such detail as the Purchaser may reasonably request. For those Business Employees who have already applied to participate in the JCO RIF and have (i) requested a resignation date that occurs after the Closing Date or (ii) indicated a range of acceptable resignation dates, which range extends beyond the Closing Date, the Sellers will use reasonable commercial efforts to secure agreement from those Business Employees or their representatives that, as a condition precedent to the Sellers’ acceptance of their applications to participate in the JCO RIF, their resignations would have to occur prior to the Closing Date. Notwithstanding the foregoing, the Sellers shall not make any commitments to terminate any Business Employees where the termination date would occur after the Closing Date.

Section 6.12 Transfer Taxes; Expenses. Any sales, use or transfer Taxes or recording fees payable as a result of the transactions contemplated hereby or any other action contemplated hereby shall be paid 50% by the Sellers and 50% by the Purchaser. The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications and other documents regarding Taxes and all transfer, recording, registration and other fees that become payable in connection with the transactions contemplated hereby that are required or permitted to be filed at or prior to the Closing. The Purchaser shall provide to each Seller (a) a completed valid Texas Resale Certificate with respect to items contained in Product Inventory that the Purchaser will sell in the ordinary course of business, (b) a completed valid Texas Sales and Use Tax Exemption Certificate with respect to items that the Purchaser will claim exemption from sales and use tax, and (c) a completed valid federal excise tax Notification Certificate of Taxable Fuel Registrant (i.e., proof of taxable fuel registration as prescribed under Code Reg. Section 48.4081-5). Notwithstanding the foregoing, the Purchaser will bear all fees and expenses associated with its financing described in the Financing Commitment, including without limitation fees and expenses in connection with the preparation and filing of deeds of trust and other security instruments creating Liens for the benefit of its lenders.

Section 6.13 Risk of Loss. The risk of loss with respect to the Assets shall remain with the Sellers until the Closing, at which time such risk shall pass to the Purchaser. In the event prior to the Closing any Asset is lost, damaged or destroyed, if such loss, damage or destruction (a) is in excess of $5,000,000 and is either uninsured or within policy deductible or self-retention levels (and the Sellers shall not agree to be responsible for the amount of such loss, damage or destruction that exceeds $5,000,000), or (b) would likely result in a Material Adverse Effect, the Purchaser may terminate this Agreement in accordance with the provisions of Section 9.1(e). Otherwise, the Closing shall proceed and the Sellers shall assign to the Purchaser the proceeds of any insurance in respect of any such loss, damage or destruction.

Section 6.14 [Reserved]

Section 6.15 Collection of Receivables. Upon Closing, each of the Sellers shall, by letter prepared by the Purchaser and reasonably satisfactory to each of the Sellers (the “Letter”), irrevocably authorize, instruct and direct that the account parties of all Receivables (such parties, the “Seller Account Parties”) make and deliver all payments relating thereto on or after the Closing Date to such location, bank and account (the “Lockbox Account”) as the Purchaser shall specify. If, notwithstanding such Letter, any of the Seller Account Parties remits any such payments on or after the Closing Date directly or indirectly to any of the Sellers instead of to the Lockbox Account, each Seller agrees that it shall promptly (and in any event no later than 15 days following receipt) deliver all such payments that it receives to the Purchaser. Effective upon the Closing, each of the Sellers hereby authorize the Purchaser (and all Persons designated by the Purchaser) to endorse for deposit, collection or negotiation to the Purchaser’s lenders checks or other payments forms (including negotiable and non-negotiable instruments) and proceeds received by the Purchaser via the Lockbox Account or from either Seller that relate to such Receivables. Each of the Sellers shall use its commercially reasonable efforts, at the Purchaser’s request, to assist the Purchaser in collecting in full from the Seller Account Parties all amounts owed pursuant to such Receivables. If, after Closing, a Seller Account Party is an additional 90 days delinquent in paying the Purchaser amounts owed with respect to a Receivable acquired by the Purchaser pursuant to this Agreement that was already 90 days delinquent at the time of the Closing (the “Delinquent Amount”), then the Sellers shall promptly (but in no event later than ten days after written request) pay the Purchaser an amount equal to the Delinquent Amount; provided, however, that concurrently with the payment of such amount to the Purchaser, the Purchaser shall (without recourse or warranty, except as to matters arising by, through or under it) reassign to the Sellers the related Receivable. The Purchaser shall use its commercially reasonable efforts, at a Seller’s request, to assist the Sellers in collecting amounts owing under accounts receivables that are the subject of clause (z) of the definition of Net Working Capital or that are reconveyed to a Seller pursuant to this Section 6.15.

Section 6.16 Key Customer and Key Supplier Visits. During the period commencing on the date hereof and ending on the Closing Date, the Sellers shall use commercially reasonable efforts to arrange for the Purchaser to meet with any Key Customer or Key Supplier that is listed on Schedule 6.16. Without the prior written consent of the Sellers, the Purchaser shall not arrange any such meetings itself or make any contact with such Persons for the purpose of discussing the Business or any Assumed Contract; provided, however, nothing herein shall preclude the Purchaser from having contact of any nature with any such Person for any other purpose, including without limitation to discuss existing business that the Purchaser may have with any such Person or potential future business not related to the Business. One or more employees or representatives of the Sellers may accompany the Purchaser’s representative to such meetings (other than those described in the proviso to the preceding sentence) and may participate with the Purchaser’s representative in any related discussions. Satisfaction by the Purchaser with the results of any such meetings or discussions with any Key Customer or Key Supplier in respect of the Business shall not be a condition precedent to its obligations to close the transactions hereunder.

Section 6.17 Real Property Matters.

(a) The Sellers shall provide to the Purchaser copies of the title commitment, title policies and surveys listed on Schedule 6.17(a) (the “Existing Title Information”) relating to the Real Property, and shall reasonably cooperate with the Purchaser to the extent the Purchaser seeks to obtain for its and its lenders benefit TLTA title policies (“Purchaser Title Policies”) or surveys (“Surveys”) with respect to the Site, the Combined Dock Real Property Interests and the JWWTP Conveyed Real Property Interest. The Purchaser shall bear the cost of any Purchaser Title Policies.

(b) The Parties acknowledge and agree that (i) the Real Property will be conveyed to the Purchaser at the Closing with reservations of easements, leasehold rights, other surface use rights and rights-of-access in favor of the Sellers providing for the locating of and access to the pipelines, tanks, electrical transmission lines and effluent streams that are described on Schedule 6.17(b) as being retained by the Sellers from and after the Closing together with any pumps and other equipment associated therewith (the “Seller Retained Easements”) and (ii) the Sellers will convey to the Purchaser at the Closing easements, leasehold rights, other surface rights and rights-of-access to the extent necessary across lands owned by the Sellers providing for the locating of and access to the Easement Facilities (the “Additional Conveyed Easements”). From and after the date hereof until the Closing, the Sellers and the Purchaser shall cooperate and share the out-of-pocket third-party survey costs of identifying the property covered by the Seller Retained Easements and the Additional Conveyed Easements, together with the costs of the Surveys. Such costs shall be borne 50% by the Purchaser and 50% by the Sellers.

(c) With respect to the Land Farm Site, the Parties shall use good faith efforts to finalize prior to Closing an ownership agreement that provides for an allocation of costs in accordance with the JWWTP Agreements and provides for a waiver of rights of partition, accounting and other similar rights inherent in a tenancy-in-common ownership arrangement.

Section 6.18 Post-Closing Access to Retained Books and Records.

(a) It is acknowledged by the Parties that the Retained Books and Records and the books and records included in the Assets may include information relating to the Business or otherwise be of interest to the Sellers and that the Parties should be provided access to such information. Accordingly, for a period of seven years after the Closing Date, each Party shall (and shall cause its Affiliates to) allow the other Party and its authorized representatives reasonable access to all Retained Books and Records relating to the Business and the books and records included in the Assets, upon prior written notice and during normal working hours at the location where such books and records are stored, and such other Party shall have the right, at its own expense, to make copies of such books and records; provided, however, that any such access or copying shall be had or done in such a manner so as not to unreasonably interfere with the normal conduct of the Party’s business.

(b) It is further acknowledged by the Parties that data or information relating to the Business, or copies thereof, may be retained in the Sellers’ paper files, electronic storage media or otherwise. From and after the Closing Date, the Sellers will safeguard the confidentiality of any such data and information to the same extent as the Sellers safeguard the confidentiality of the Retained Books and Records.

(c) It is further acknowledged that information technology transition matters, including the timing of, formatting for and other specifics regarding delivery of books and records included in the Assets may be covered by one or more transition services agreements executed in connection with the transaction contemplated hereby, and to the extent such agreements, or other commercial agreements, specifically address such matters, the terms and provisions of such agreements shall govern in lieu of this Section 6.18.

Section 6.19 Litigation Support. In the event and for so long as any Party or any Affiliate thereof actively is contesting or defending any action, suit, grievance, proceeding, hearing, investigation, charge, complaint, claim or demand by a third party in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to Closing (or after Closing, if the Sellers are implicated) relating to or involving the Business, the Assets, the Business Employees, the Assumed Liabilities or the Retained Liabilities, the other Party will reasonably cooperate with such contest or defense and will make reasonably available its personnel, records and information applicable to such matter as may be necessary in connection with prudent handling of such contest or defense; provided, however, that, unless otherwise entitled to indemnification therefor pursuant to this Agreement, the contesting or defending Party shall reimburse the other Party for the fair and reasonable out-of-pocket costs of such efforts; provided further, however, that such other Party shall have notified the contesting or defending Party in writing prior to incurring any material amount of such costs. This Section 6.19 is in addition to, and does not in any way limit, the rights or obligations of any Party pursuant to Article X of this Agreement.

Section 6.20 Use of Names and Trademarks; Know-How. Following the Closing, neither the Purchaser nor any of its Affiliates shall, directly or indirectly, use or otherwise exploit the Huntsman name or any derivation thereof that would reasonably be expected to be confused therewith (the “Huntsman Name”), or any other tradenames, domain name, trademark or service mark confusingly similar thereto. Notwithstanding the foregoing, for a period of three (3) months following the Closing Date, the Purchaser and its Affiliates may, and the Sellers hereby grant to the Purchaser a non-exclusive non-transferable, royalty-free, irrevocable license to use, solely in connection with the operation of the Business, (a) pre-printed marketing materials, packaging materials, stationary, printed forms (other than MSDSs or similar documents) and office and shipping supplies on hand on the Closing Date containing the Huntsman Name thereon and (b) the Huntsman Name to the extent on any signs at the Facilities (other than the JWWTP) or other labels on any tanks, pipelines, railcars, vehicles or other equipment, assets or properties included in the Assets. As soon as practicable following the Closing (but in no event later than such three (3) month period), the Purchaser shall remove from the Facilities (other than the JWWTP) all such signs and labels bearing the Huntsman Name.

Section 6.21 Cooperation Following the Closing. Following the Closing, each Party shall (a) deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose hereof or to assure to any other Party the benefits hereof and (b) cooperate with each other to provide an orderly transition of the Business from the Sellers to the Purchaser and to minimize the disruption to the Business resulting from the transactions contemplated hereby. For a 30-day period following the Closing, each Seller will, and will cause its Affiliates to refer all customer and supplier inquiries relating to the Business to the Purchaser, except to the extent the Sellers or their Affiliates otherwise have access to products requested by customers.

Section 6.22 Texaco Agreement. From and after the Closing, the Purchaser shall not take or fail to take any action which (a) either Seller would otherwise have been required to take or refrain from taking (had the transactions contemplated hereby not been consummated) or (b) would have resulted in a loss of rights by a Seller under the Texaco Agreement (had the transactions contemplated hereby not been consummated and a Seller taken, or failed to have taken, such action), in each case by any of the provisions of the Texaco Agreement listed on Schedule 6.22 attached hereto. The foregoing shall apply even if the Texaco Agreement terminates or otherwise ceases to be in full force and effect (whether altogether or only in respect of the Assets or some portion thereof).

Section 6.23 Information Technology Matters.

(a) The Sellers shall provide to the Purchaser promptly after the Closing a copy of Transferred Computer Data identified on Schedule 6.23(a). The format and the applicable time periods for the Transferred Computer Data are also set forth on Schedule 6.23(a).

(b) During the period commencing on the date hereof and ending on the Closing Date, the Sellers, upon the Purchaser’s reasonable request, shall use commercially reasonable efforts to assist the Purchaser’s efforts to acquire its own software licenses for the software applications set forth on Schedule 6.23(b). The Purchaser shall defend and indemnify the Sellers for all third party claims regarding any and all software that is resident on the Transferred Information Technology Hardware, including any software licensed to either of the Sellers under the Excluded Software License Agreements that remains on the Transferred Information Technology Hardware.

Section 6.24 BFG Dock Facilities.

(a) The Purchaser hereby requests and the Sellers hereby agree that, from and after the date hereof until the Closing, the Sellers shall use their good faith efforts to work toward the construction (including hiring third parties to prepare initial engineering studies and conduct other preliminary actions) of the concrete dock facilities described on Schedule 6.24(a) (“New Dock Facilities”) to replace the damaged existing BFG Dock Facilities; provided, however, that the Sellers shall not be obligated to spend more than $2,900,000 (including any amount spent prior to the date hereof and including any amount spent pursuant to this Section 6.24(a)) for the repair or replacement of the BFG Dock Facilities. The Purchaser acknowledges and agrees that construction of the New Dock Facilities may implicate certain rights and obligations of the parties to the BFG Dock Facilities Agreement, including ISP Synthetic Elastomers LP (“ISP”), or any third party assignee of its interests in the BFG Dock Facilities. The Purchaser hereby waives any claim it may have against the Sellers relating to any failure or alleged failure to comply with the terms and provisions of the BFG Dock Facilities Agreement that relates to the construction of the New Dock Facilities (including any actions taken in accordance with this Section 6.24(a)). Upon the Closing, the Sellers shall assign to the Purchaser, and the Purchaser shall assume, any agreements or other contracts entered into by the Sellers that relate to the construction of the New Dock Facilities (including any agreements and contracts entered into in accordance with this Section 6.24(a)). If the Closing does not occur for any reason, the Purchaser shall reimburse to the Sellers any costs and expenses incurred by the Sellers in accordance with this Section 6.24(a) (including any costs and expenses incurred by the Sellers from March 17, 2006 until the date this Agreement is terminated) (“New Dock Reimbursement”), such New Dock Reimbursement to be made within 15 Business days of the Sellers’ notification to the Purchaser of the amount thereof; provided, however, that, if after such date of termination, (i) the Sellers continue the construction of the New Dock Facilities (and not wooden or other dock facilities to replace the BFG Dock Facilities) and (ii) ISP, or any third party assignee of its interests in the BFG Dock Facilities, participates or agrees to participate in the construction of the New Dock Facilities, the Sellers shall deliver or cause to be delivered to the Purchaser (and the Sellers shall make such delivery within 15 Business Days of receipt by the Sellers of any such amount), and the Purchaser shall be entitled to receive, 50% of any amounts that the Sellers receive from ISP or such third party for the construction of the New Dock Facilities up to a maximum of 50% of the amount of the New Dock Reimbursement (excluding, for the avoidance of doubt, from such amounts any amounts paid by ISP or such third party to the Sellers by way of reimbursement of or advances against, expenses of pursuing legal remedies against the Person(s) responsible for the damage to the BFG Dock Facilities and related insurers, which the Sellers shall be entitled to).

(b) From and after the Closing, if ISP, or any third party assignee of its interests in the BFG Dock Facilities, participates or agrees to participate in the repair, replacement or rebuilding of the BFG Dock Facilities (including any actions taken in accordance with Section 6.24(a)), (i) the Purchaser shall deliver or cause to be delivered to the Sellers (and the Purchaser shall make such delivery within 15 Business Days of receipt by the Purchaser of any such amounts), and the Sellers shall be entitled to receive, any amounts that ISP or such third party pays for the repair, replacement or rebuilding of the BFG Dock Facilities (including any actions taken in accordance with Section 6.24(a)) up to a maximum amount of $1,450,000 in the aggregate for the costs of repair, replacement or rebuilding (excluding, for the avoidance of doubt, from such maximum amount any amounts paid by ISP or such third party to the Sellers by way of reimbursement of or advances against, expenses of pursuing legal remedies against the Person(s) responsible for the damage to such facilities, which the Sellers shall be entitled to), including any such amounts that ISP or such third party shall have paid to the Sellers prior to the Closing, (ii) the Purchaser shall not accept or agree to accept any consideration from ISP or such third party in connection with such repair, replacement or rebuilding of the BFG Dock Facilities (including any actions taken in accordance with Section 6.24(a)) other than money and (iii) the Purchaser shall use its commercially reasonable efforts to ensure that ISP or such third party pays in a timely manner any amounts it is obligated to pay in connection with such repair, replacement or rebuilding of the BFG Dock Facilities (including any actions taken in accordance with Section 6.24(a)).

Section 6.25 Spare Parts. From and after the date hereof, the Sellers may remove from the Site any spare, replacement and component parts that are set forth on Schedule 2.3(l) and any other Excluded Asset that is located on the Real Property.

Section 6.26 Other Agreements. To the extent required by the Other Agreements or the JWWTP Agreements, as applicable, from and after the date hereof, the Parties shall seek the approval (collectively, the “Other Agreement Approvals”) of the relevant third parties to such Other Agreements or JWWTP Agreements, as applicable, to effect the arrangements set forth in the Term Sheet for Steam, Oxygen and Utilities Arrangement set forth on Exhibit V, the Term Sheet for Nitrogen Supply Arrangement set forth on Exhibit W and the Term Sheet for Terminal Services Arrangement set forth on Exhibit X, as applicable, and to allow the Parties to enter into the Assignment (JWWTP Agreements), the Bill of Sale (JWWTP Facilities) and the Conveyance (JWWTP Real Property).

Section 6.27 Hurricane Rita. The Sellers shall use commercially reasonable efforts to complete the Remaining Rita Repairs in all material respects; provided, however, that completion thereof shall not be a condition precedent to Closing and the Sellers shall have no obligation to spend more than $1,450,000 in the aggregate on such repairs. If the repairs are not completed by Closing, the Parties shall cooperate to complete them at the Sellers’ cost (subject to the proviso in the foregoing sentence).

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the expiration or termination of the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act.

Section 7.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment or waiver by the Purchaser at or prior to the Closing of each of the following additional conditions:

(a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated hereby may not be consummated, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent (i) to restrain, prevent, materially delay or restructure the transactions contemplated hereby, in each case where the Closing would (or would be reasonably likely to) result in a material fine or penalty payable by the Purchaser or any of its Affiliates or (ii) to impose any material restraint or restriction on the Purchaser’s operation of the Business following the Closing.

(b) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required to be obtained by the Purchaser or either Seller in connection with the execution, delivery or performance hereof shall have been obtained or made (and copies thereof delivered to the Purchaser).

(c) Representations and Warranties. The representations and warranties of the Sellers set forth in Article IV shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak only to the date hereof) (without giving effect to any supplement or amendment to the Schedules except in accordance with Section 6.9(a)), except that those representations and warranties that by their terms are qualified by materiality shall be true and correct as stated.

(d) Performance of Obligations of the Sellers. The Sellers shall have performed or complied with in all material respects all covenants and agreements required to be performed by each of them hereunder at or prior to the Closing.

(e) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect or any development that reasonably may be expected to result in a Material Adverse Effect.

(f) No Proceedings. Since the date of this Agreement, there must not have been commenced or, to the Sellers’ Knowledge, threatened any action, suit, audit, investigation, arbitration or other proceeding against either Seller involving the Business, the Assets, the Facilities or the Assumed Liabilities that reasonably may be expected to result in a Material Adverse Effect.

(g) Seller Certificates. An executive officer of Huntsman Petrochemical and an authorized representative of Huntsman Fuels shall have executed and delivered to the Purchaser a certificate as to compliance with the conditions set forth in Sections 7.2(b) (to the extent relating to a Seller), (c), (d) and (f).

(h) Consents. The Sellers shall have obtained and delivered to the Purchaser the written consents (or waivers with respect thereto) as described on Schedule 4.12 (all such consents and waivers shall be in full force and effect).

(i) Release of Liens. The Sellers shall have delivered to the Purchaser satisfactory evidence that all Permitted Liens described in clause (iv) of the definition thereof have been released unconditionally.

(j) Surveys, Title Commitments, Title Insurance. The Purchaser shall have received the Surveys and the pro-forma Purchaser Title Policies for the Site, the Additional Conveyed Easements, the Combined Dock Real Property Interests and the JWWTP Conveyed Real Property Interest, as contemplated by Section 6.17, reflecting in the case of the Site fee simple title in the Purchaser and in the case of the Combined Dock Real Property Interests and the JWWTP Conveyed Real Property Interest tenancy in common title in the Purchaser, in each case, subject to no Liens other than Permitted Liens.

(k) Appraisal. The Purchaser shall have received an appraisal of the Assets to be conducted by an independent appraiser at the Purchaser’s expense.

(l) HII Guarantee. The Purchaser shall have received the duly executed guarantee of Huntsman International LLC with respect to principal obligations of the Sellers substantially in the form of Exhibit C.

(m) Opinion of Sellers’ Counsel. The Purchaser shall have received the favorable opinion of Vinson & Elkins LLP, counsel to the Sellers, dated the Closing Date, as to the matters set forth in Exhibit B-1. Deutsche Bank Trust Company Americas, as agent for the Purchaser’s bank and other institutional lenders, shall be entitled rely on such opinion of counsel to the Sellers.

(n) Commercial Agreements. The Parties shall have received each of the Other Agreement Approvals. The relevant Seller shall have executed and delivered (or where applicable, shall have caused its Affiliate to have executed and delivered) to the Purchaser each of the Commercial Agreements to which it is intended to be a party.

(o) Ancillary Documents. The Sellers shall have delivered, or caused to be delivered, to the Purchaser the following:

(i) executed deeds (which deeds shall contain special warranties of title in lieu of other title warranties), bills of sale, instruments of assignment, certificates of title and other conveyance documents, dated as of the Closing Date, transferring to the Purchaser, except as provided in Section 6.7, all of the Real Property and all the Sellers’ right, title and interest in and to the other Assets and any rights-of-way, easements and other appurtenances related thereto, together with possession of the Assets, including the Conveyance (JWWTP Real Property), the Bill of Sale (JWWTP Facilities) and a general bill of sale in a form to be agreed (the “Bill of Sale”);

(ii) documents evidencing the assignment, except as provided in Section 6.7, of the Assumed Contracts, the JWWTP Assigned Agreements Interest, the Transferred Information Technology Hardware, the Transferred Software License Agreements, and the assignment of the assignable Licenses (including Environmental Permits), including the Assignment (JWWTP Agreements), and the Assignment and Assumption Agreement in a form to be agreed (the “Assignment and Assumption Agreement”);

(iii) a non-foreign affidavit of each of the Sellers dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury regulations issued pursuant to Code Section 1445, stating that such Seller is not a “foreign person” as defined in Code Section 1445;

(iv) a certificate by the Secretary or any Assistant Secretary of Huntsman Petrochemical, dated the Closing Date, as to (A) the good standing of each Seller in its jurisdiction of incorporation, (B) no amendments to such Seller’s charter documents after the date hereof that would affect the consummation of the transactions contemplated hereby and (C) the effectiveness of the resolutions of the board of directors of such Seller (or of the general partner of Huntsman Fuels) authorizing the execution, delivery and performance hereof by such Seller passed in connection herewith and the transactions contemplated hereby, which certificate shall be accompanied by a copy of such resolutions; and

(v) all other documents required to be entered into by the Sellers pursuant hereto.

(p) 2005 Audited Financials. The 2005 Audited Financials shall have been delivered to the Purchaser and shall in all material respects be consistent with the unaudited balance sheet as of December 31, 2005 and the unaudited statement of operations and cash flows for the twelve months ended December 31, 2005 previously delivered by the Sellers to the Purchaser, subject to and without regard to inconsistencies which are the result of normal and recurring year-end audit adjustments.

Section 7.3 Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment or waiver by the Sellers at or prior to the Closing of each of the following additional conditions:

(a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated hereby may not be consummated, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby, in each case where the Closing would (or would be reasonably likely to) result in a material fine or penalty payable by the Sellers or a material restriction on any of the Sellers’ operations other than the Business as a result of such matter.

(b) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required to be obtained by either Seller in connection with the execution, delivery or performance hereof shall have been obtained or made.

(c) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article V shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak only to the date hereof), except that those representations and warranties that by their terms are qualified by materiality shall be true and correct as stated.

(d) Performance of Obligations by the Purchaser. The Purchaser shall have performed or complied with in all material respects all covenants and agreements required to be performed by it hereunder at or prior to the Closing.

(e) No Purchaser Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Purchaser Material Adverse Effect or any development that reasonably may be expected to result in a Purchaser Material Adverse Effect.

(f) Certificates. The Purchaser shall have delivered to the Sellers a certificate of an executive officer as to compliance with the conditions set forth in Sections 7.3(c) and (d).

(g) No Proceedings. Since the date of this Agreement, there must not have been commenced or threatened any action, suit, audit, investigation, arbitration or other proceeding (other than those initiated by a Governmental Entity) against either Seller whereby the plaintiff in such proceeding seeks to enjoin or receive compensation in connection with the consummation of the transactions contemplated hereby.

(h) Opinion of Purchaser’s Counsel. The Sellers shall have received the favorable opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to the Purchaser, dated the Closing Date, as to the matters set forth on Exhibit B-2.

(i) Commercial Agreements. The Parties shall have received each of the Other Agreement Approvals. The Purchaser shall have executed and delivered (or where applicable, shall have caused its Affiliate to have executed and delivered) to the relevant Seller each of the Commercial Agreements to which it is intended to be a party.

(j) Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Sellers the following:

(i) documents evidencing the assumption of the Assumed Liabilities and the acceptance of the assignable Licenses, including the Assignment (JWWTP Agreements) and the Assignment and Assumption Agreement;

(ii) a certificate by the Secretary or any Assistant Secretary of the General Partner of the Purchaser, dated the Closing Date, as to (A) the good standing of the Purchaser in its jurisdiction of formation, (B) no amendments to the Purchaser’s charter documents after the date hereof that would affect the consummation of the transaction, contemplated hereby and (C) the effectiveness of the resolutions of the board of directors of the General Partner of the Purchaser or committee thereof authorizing the execution, delivery and performance hereof by the Purchaser passed in connection herewith and the transactions contemplated hereby, which certificate shall be accompanied by a copy of such resolutions; and

(iii) all other documents required to be entered into by the Purchaser pursuant hereto.

ARTICLE VIII

CLOSING

The Closing shall occur on (i) the later of (A) May 31, 2006 or (B) five Business Days following the satisfaction or waiver of the conditions set forth in Article VII, or (ii) such other date as the Parties may agree. The Closing shall take place at such place as the Parties may agree.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated:

(a) in writing by mutual consent of the Parties;

(b) by written notice from the Sellers to the Purchaser, in the event the Purchaser (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach, in the case of (i) or (ii), is not cured within 15 days following the Sellers’ having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 9.1(b);

(c) by written notice from the Purchaser to the Sellers in the event either Seller (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach, in the case of (i) or (ii), is not cured within 15 days following the Purchaser’s having notified the Sellers of its intent to terminate this Agreement pursuant to this Section 9.1(c);

(d) by written notice from the Sellers to the Purchaser under the circumstances described in Section 6.5;

(e) by written notice from the Purchaser to the Sellers under the circumstances described in Section 6.13; or

(f) by written notice by the Sellers to the Purchaser or the Purchaser to the Sellers, as the case may be, in the event the Closing has not occurred on or prior to June 30, 2006 (the “Expiration Date”) for any reason other than delay or nonperformance of the Party seeking such termination.

Section 9.2 Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. In the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party or Parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 9.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its partners, officers, directors or stockholders, except for obligations under Section 6.8 (Public Announcements), Section 6.24(a) (BFG Dock Facilities) Section 11.1 (Notices), Section 11.5 (Controlling Law; Amendment), Section 11.6 (Consent to Jurisdiction, Etc.; Waiver of Jury Trial), Section 11.13 (Transaction Costs) and this Section 9.3, all of which shall survive the Termination Date. If the Closing does not occur, the Purchaser shall have no obligation for any severance or other claims made by any employee of either Seller, including the Business Employees. Notwithstanding the foregoing or Section 10.7, nothing contained herein shall relive any Party from liability for any willful breach hereof.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification Obligations of the Sellers. Subject to Sections 10.4, 10.5 and Section 10.7, the Sellers shall, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against, and in respect of, any and all claims, liabilities, obligations, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) associated with, arising out of or relating to the following (except to the extent that, in each case, any action or inaction of the Purchaser impairs any of the Sellers’ rights under the Texaco Agreement with respect to the specific matter for which the Purchaser claims a right to indemnification or otherwise gives Texaco an excuse not to perform its obligations under the Texaco Agreement with respect to the specific matter for which the Purchaser claims a right to indemnification):

(a) any breach or inaccuracy of any representation or warranty made by either Seller in this Agreement or in any conveyance document to be executed by one or both of the Sellers in connection herewith, other than any representation or warranty contained in the second sentence of Section 4.4(a), the second sentence of Section 4.4(d) and the third sentence of Section 4.5(a);

(b) any breach of any covenant, agreement or undertaking made by either Seller in this Agreement;

(c) any fraud, willful misconduct or bad faith of either Seller in connection with this Agreement;

(d) any Retained Liability;

(e) any matter disclosed on any of Schedules 2.5(m), 4.10 or 4.11, in each case to the extent attributable to periods of time before the Closing Date;

(f) any Excluded Assets; provided, however, in the case of an Excluded Asset that is the subject of, or owned or operated after the Closing Date pursuant to the terms of, a Commercial Agreement, the Sellers shall have no obligation with respect to such asset under this Article X for matters attributable to operations and transactions during the period after the Closing, it being understood that any rights of the Purchaser with respect to such matters will be governed solely by the relevant Commercial Agreement; or

(g) any Seller Benefit Plan, any ERISA Affiliate Plan or the employment of any employee or former employee by either Seller at any time.

The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Purchaser Indemnified Parties described in this Section 10.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses.”

Section 10.2 Indemnification Obligations of the Purchaser. The Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to the following:

(a) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement;

(b)(i) any breach of Section 6.22 to the extent the action or inaction constituting such breach impairs any of the Sellers’ rights under that certain Purchase and Sale Agreement (Chemical Business) among Texaco Inc., Texaco Limited, Texaco Overseas Holding Inc., Texaco Chemical Company and Huntsman Corporation dated March 23, 1994 (the “Texaco Agreement”) or otherwise gives Texaco Inc. and its Affiliates and successors (collectively, “Texaco”) an excuse not to perform its obligations under the Texaco Agreement (or if the Sellers’ rights and Texaco’s obligations under the Texaco Agreement were to terminate, would have impaired such rights or given Texaco an excuse not to perform such obligations were such rights and obligations to have remained in full force and effect), or (ii) any breach of any other covenant, agreement or undertaking made by the Purchaser in this Agreement;

(c) any fraud, willful misconduct or bad faith of the Purchaser in connection with this Agreement;

(d) the Purchaser’s failure to perform, discharge or satisfy the Assumed Liabilities;

(e) liabilities, known or unknown, to the extent arising from the use, ownership or operation of the Business, the Facilities or the other Assets from and after the Closing; or

(f) personal injuries to, or damage to the property of, third parties that occurs from and after the Closing to the extent caused by the physical condition of the Assets (which are being transferred as-is, where-is).

The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Seller Indemnified Parties described in this Section 10.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses.”

Section 10.3 Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding (in each case, a “Claim”) with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Loss or any Seller Loss (as the case may be), such Indemnified Party shall notify the Purchaser or the Sellers, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of notice of such Claim; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such Claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the loss by the Indemnifying Party of (or other limitations to) rights and defenses otherwise available to the Indemnifying Party or the Indemnified Party with respect to such Claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within ten days thereafter, to assume the defense of such Claim (which may be with a reservation of rights to deny liability under an indemnity), including the employment of counsel hired in consultation with the Indemnified Party (“Litigation Counsel”) and the payment of the fees and disbursements of such Litigation Counsel and other costs of such defense. In the event, however, that the Indemnifying Party declines or fails to assume the defense of such Claim provided above or to employ Litigation Counsel, in either case within such ten-day period, then such Indemnified Party may employ counsel hired in connection with the Indemnifying Party to represent or defend the Indemnified Party in any such Claim, and the Indemnifying Party shall promptly reimburse the Indemnified Party for all reasonable fees and disbursements of such counsel and other reasonable costs of such defense (which reimbursement obligation shall accrue from the first dollar of such costs as incurred by the Indemnified Party, and which, for the avoidance of doubt, shall not be subject to the prior satisfaction of the Purchaser Deductible). In any event, the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in connection with such Claim, unless Litigation Counsel determines that continued representation of the Indemnified Party is inappropriate due to a conflict of interest under applicable ethical rules resulting from its representation of both the Indemnifying Party and such Indemnified Party, in which case, the Indemnifying Party shall have the option of (i) appointing substitute counsel that does not believe it is subject to such a conflict of interest or (ii) employing and paying the fees and disbursements of different counsel to represent such Indemnified Party. Notwithstanding the Indemnifying Party’s election to assume the defense of any third party Claim, the Indemnified Party shall have the right at its cost to employ separate counsel (including local counsel) to monitor (but not control) such defense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use commercially reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such Claim pursuant to Section 10.3(a), (ii) such settlement, compromise or consent does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnifying Party and (iii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its shareholders, partners, officers, directors, employees, agents, representatives and Affiliates from all liability arising out of such Claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (x) includes an unconditional release of the Indemnified Party and its shareholders, partners, officers, directors, employees, agents, representatives and Affiliates from all liability arising out of such Claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any material manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant hereto, such Indemnified Party shall send written notice of such Claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such Claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any Claim made pursuant to this Section 10.3(c), it being understood that notices for Claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the Claims Period for such representation or warranty under Section 10.4. If the Indemnifying Party agrees it is liable for such Claim, it shall pay the amount of such liability to the Indemnified Party within 30 days, or, in the case of any notice in which the amount of the Claim (or any portion of the Claim) is estimated, within 30 days after such later date when the amount of such Claim (or such portion of such Claim) becomes finally determined. In the event the Indemnifying Party does not respond to such Claim or disputes its liability with respect to such Claim, such Indemnified Party and the appropriate Indemnifying Party shall, as promptly as possible, establish the merits and amount of such Claim by making good faith efforts to come to an agreement or, failing mutual agreement, by the exercise of such legal remedies as may be available, subject to Sections 10.4, 10.5, 10.7 and 10.9.

Section 10.4 Claims Period. The Claims Periods hereunder shall begin on the date hereof and terminate as follows:

(a) with respect to Purchaser Losses arising under Section 10.1(a) with respect to any breach of the special warranty of title to Real Property in the deeds referred to in Section 7.2(o)(i), the Claims Period shall continue indefinitely;

(b) with respect to Purchaser Losses arising under Section 10.1(a) with respect to any breach of Section 4.13 (Tax Returns; Taxes), the Claims Period shall terminate 30 days after the expiration of the applicable statute of limitations;

(c) with respect to Purchaser Losses arising under Section 10.1(a) with respect to any breach of Section 4.27 (Brokers, Finders and Investment Bankers), the Claims Period shall terminate upon the expiration of the applicable statutes of limitations;

(d) with respect to Purchaser Losses arising under Section 10.1(a) with respect to any breach of Section 4.18(d) or Section 4.18(e) (portion of Environmental, Health and Safety Matters), the Claims Period shall terminate on the date that is five years following the Closing Date;

(e) with respect to all other Purchaser Losses arising under Section 10.1(a) with respect to any breach of Article IV, the Claims Period shall terminate on the date that is two years following the Closing Date;

(f) with respect to Purchaser Losses arising under Section 10.1(d) with respect to any Seller MTBE Liability, the Claims Period shall terminate on the date that is eight years following the Closing Date;

(g) with respect to Purchaser Losses arising under Section 10.1(d) with respect to any Seller Exposure Liability, the Claims Period shall terminate on the date that is eight years following the Closing Date;

(h) with respect to Purchaser Losses arising under Section 10.1(d) with respect to any Seller Off Site Disposal Liability or under the conveyance documents to be executed by one or both of the Sellers in connection herewith, the Claims Period shall continue indefinitely;

(i) with respect to (i) Purchaser Losses arising under Section 10.1(d) with respect to any Seller Environmental Fines and Penalties Liability, (ii) Purchaser Losses arising under Section 10.1(c) and (iii) Seller Losses arising under Section 10.2(c), the Claims Period shall terminate upon the expiration of the applicable statute of limitations;

(j) with respect to other Purchaser Losses arising under Section 10.1(d) or Purchaser Losses arising under Sections 10.1(b), (e), (f) or (g), the Claims Period shall terminate on the date that is five years following the Closing Date;

(k) with respect to Seller Losses arising under Section 10.2(a) with respect to (i) any breach of Section 5.5 (Brokers, Finders and Investment Bankers), the Claims Period shall terminate upon the expiration of the applicable statute of limitations and (ii) any other breach of Article V, the Claims Period will expire on the date that is two years following the Closing Date; and

(l) with respect to Seller Losses arising under Sections 10.2(b), (d), (e) or (f), the Claims Period shall continue indefinitely.

Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 10.5 Liability Limits. Except as expressly provided in the third sentence of Section 10.3(a), notwithstanding anything to the contrary set forth herein, (a) the Purchaser Indemnified Parties shall not make a claim against the Sellers in respect of Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds $5,000,000 (the “Purchaser Deductible”), in which event the Purchaser Indemnified Parties may claim indemnification for all Purchaser Losses in excess of the initial $5,000,000; and (b) in no event shall the aggregate joint and several liability of the Sellers in respect of Purchaser Losses exceed $137,500,000 (the “Aggregate Cap”), except with respect to any Seller MTBE Liability, which shall not be subject the Aggregate Cap; provided, however, the amount of any Purchaser Loss for Seller MTBE Liability, if and when paid by the Sellers, shall apply against the Aggregate Cap with respect to all other Purchaser Losses.

Section 10.6 [Reserved]

Section 10.7 WAIVER OF CONSEQUENTIAL DAMAGES. NEITHER THE SELLERS, ON THE ONE HAND, NOR THE PURCHASER, ON THE OTHER SHALL BE ENTITLED TO RECOVER FROM THE OTHER, RESPECTIVELY, AND EACH PARTY RELEASES THE OTHER PARTY FROM, ANY LOSSES, COSTS, EXPENSES, OR DAMAGES ARISING UNDER THIS AGREEMENT IN ANY AMOUNT IN EXCESS OF THE ACTUAL COMPENSATORY DAMAGES, COURT COSTS AND REASONABLE ATTORNEYS FEES, SUFFERED BY SUCH PARTY. THE SELLERS, ON THE ONE HAND, AND THE PURCHASER, ON THE OTHER, BOTH WAIVE, AND RELEASE THE OTHER FROM ANY RIGHT TO RECOVER PUNITIVE, SPECIAL, EXEMPLARY AND CONSEQUENTIAL DAMAGES ARISING IN CONNECTION WITH OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT; PROVIDED, HOWEVER ANY SUCH DAMAGES RECOVERED BY A THIRD PARTY (OTHER THAN SUBSIDIARIES, AFFILIATES OR PARENTS OF A PARTY) FOR WHICH A PARTY OWES THE OTHER PARTY AN INDEMNITY UNDER THIS ARTICLE X SHALL NOT BE WAIVED.

Section 10.8 Texaco Agreement Remedies. If the Sellers shall have no further liability for indemnification under this Article X as a result of the Aggregate Cap (or, with respect to Section 10.4(g), the expiration of the Claims Period), then, with respect to claims for which the Purchaser would otherwise have been entitled to indemnification hereunder, the Sellers agree, upon the Purchaser’s reasonable request, to make any such claims for indemnification that may be available to the Sellers under the Texaco Agreement with respect to any Purchaser Losses and, upon (and only to the extent of) receipt of any proceeds in respect of any such claims, shall promptly pay to the Purchaser such proceeds (net of any costs the Sellers incur not advanced or reimbursed to the Sellers by the Purchaser), subject to the following:

(a) The time period for asserting any such claim under the applicable Claims Period set forth in Section 10.4 shall not have expired (except that, for purposes of this Section 10.8 the Claims Period under Section 10.4(g) in respect of Seller Exposure Liability shall terminate on the date that is ten years following the Closing Date);

(b) The Sellers, in their reasonable discretion, must be satisfied that any such claim has a reasonable chance of success;

(c) The Purchaser must advance to the Sellers, on an on-going basis, the out-of-pocket costs (including, without limitation, attorneys’, consultants’ and experts’ fees and costs) that the Sellers (in consultation with the Purchasers) reasonably expect to incur in asserting and prosecuting any such claim;

(d) The Sellers shall pay to the Purchaser only actual amounts (net of any remaining out-of-pocket costs it has incurred but not been advanced or reimbursed by the Purchaser), if any, it receives from Texaco in respect of any such claim;

(e) Notwithstanding any other provision herein, the Sellers shall have no obligation to file any arbitration or litigation proceedings against Texaco or any other Person in respect of any such claim;

(f) The Sellers shall use all commercially reasonable efforts to assert and prosecute any such claim, but shall have no liability for the success or failure of any such claim. The Sellers shall have no obligation to keep the Texaco Agreement in full force and effect (or take or withhold any action in connection therewith) and gives no representation, warranty or covenant regarding the efficacy of this claims procedure. The Purchaser shall not be a third party beneficiary of the Texaco Agreement or be assigned any rights thereunder; and

(g) The Purchaser, immediately upon the request of the Sellers, shall repay to the Sellers any amounts paid by the Sellers to the Purchaser that the Sellers believe, in their sole discretion, they are obligated to repay to Texaco, provided that the Sellers immediately thereafter shall repay to Texaco the amounts they receive from the Purchaser.

Section 10.9 Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, the remedies set forth in this Article X shall constitute the sole and exclusive remedies of the Parties hereto (or any assignee of a Party to which conveyance is made as contemplated in connection herewith) for any claims arising under this Agreement or the conveyance documents to be executed by one or both of the Sellers in connection herewith) after the Closing.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1 Notices. All notices, communications and deliveries hereunder shall be made in writing signed by or on behalf of the Party making the same, shall specify the Section under this Agreement pursuant to which it is given or being made, and shall be delivered personally, by facsimile transmission, by nationally recognized overnight courier (with evidence of delivery and postage and other fees prepaid) or by registered or certified mail (return receipt requested) as follows:

To the Purchaser:	Texas Petrochemicals LP Three Riverway, Suite 1500 Houston, TX 77056 Attn: Charles W. Shaver Fax: 713-475-5208

with a copy to:	Texas Petrochemicals LP Three Riverway, Suite 1500 Houston, TX 77056 Attn: Christopher A. Artzer Fax: 713-475-5203

and:	Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, TX 77002
Attn: James L. Rice III
Fax: 713-236-0822

To the Sellers:	c/o Huntsman Corporation 500 Huntsman Way Salt Lake City, UT 84108 Attn: John R. Heskett Fax: 801-584-5788

with copy to:	c/o Huntsman Corporation 10003 Woodloch Forest Drive The Woodlands, TX 77380 Attn: Russ R. Stolle Fax: 281-719-4045

and:	Vinson & Elkins LLP First City Tower 1001 Fannin Street, Suite 2300 Houston, TX 77002 Attn: Stephen D. Davis Fax: 713-615-5597

or to such other representative or at such other address of a party as such party may furnish to the other parties in writing. Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery, if delivered in person or by overnight courier service, (b) upon transmission by facsimile if receipt is confirmed by telephone during regular business hours (failing which the next Business Day) or (c) on the fifth Business Day after it is mailed by registered or certified mail.

Section 11.2 Schedules and Exhibits. The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 11.3 Assignment; Successors in Interest.

(a) No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties, except as provided in Sections 11.3(b) and (c).

(b) The Purchaser shall, without the obligation to obtain the prior written consent of either Seller but with the obligation to provide contemporaneous or prior notice to the Sellers, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to one or more Affiliates of the Purchaser; and the Purchaser (or any such Affiliate, if applicable) may pledge, assign and grant to the Purchaser’s (or such Affiliate’s) lenders, for the benefit of such lenders, a continuing security interest on all of the Purchaser’s or such Affiliate’s right, title and interest in and to this Agreement and any and all related agreements, as security for the payment and performance of all obligations of the Purchaser or such Affiliate to such lenders by reason of borrowings or the guarantee of borrowings, or otherwise; but no such assignment to an Affiliate or pledge, grant or assignment of a security interest shall release or discharge the Purchaser from any of its obligations as the “Purchaser” under this Agreement or the Purchaser Ancillary Documents and the transactions contemplated by this Agreement or the other Purchaser Ancillary Documents.

(c) The Sellers shall, without the obligation to obtain the prior written consent of the Purchaser but with the obligation to provide contemporaneous or prior notice to the Purchaser, be entitled to assign this Agreement or all or any part of the Business or Assets, or the Sellers’ rights or obligations hereunder to one or more Affiliates of the Sellers (without limiting the foregoing, the Purchaser understands and agrees that Huntsman Petrochemical currently intends to assign all of its rights in respect of the Business and the Assets and under this Agreement to Huntsman C4 LP and that it may do so without obtaining any consent of the Purchaser); but no such assignment to an Affiliate shall release or discharge the Sellers from any of their obligations as the “Sellers” under this Agreement or the Seller Ancillary Documents and any transaction contemplated by this Agreement or the Seller Purchaser Ancillary Documents (unless such assignment is part of a transaction the result of which is that all or substantially all of the Port Arthur operations of the Sellers in Jefferson County, Texas are contained in the Person (or subsidiaries of the Person) to which such assignment is made. For the avoidance of doubt, the Sellers may convey any of the Excluded Assets without any notice to or consent of the Purchaser, except as may otherwise be required under any applicable Commercial Agreement.

(d) This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 11.4 Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 11.5 Controlling Law. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Texas without reference to its choice of law rules.

Section 11.6 Consent to Jurisdiction, Etc.; Waiver of Jury Trial. Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Texas in Harris County, Texas or the federal courts located in the Southern District of Texas, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocable waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that they any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 11.6 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11.6 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. The Parties hereby waive irrevocably any and all rights to demand a trial by jury in connection with any Legal Dispute.

Section 11.7 Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 11.8 Counterparts. This Agreement may be executed in two or more counterparts, no one of which need be executed by all Parties but all of which shall constitute but one and the same contract, and each of which shall be deemed an original. It shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 11.9 No Third-Party Beneficiaries. Except as specified in Article X, which is also intended to benefit and to be enforceable by any Indemnified Party, the rights, duties, and obligations under this Agreement are for the sole benefit of the Parties and their respective successors and permitted assigns, and are for the benefit of no other Person or Persons, and no rights will accrue to or arise for any other Person or Persons as a result of the express or implied terms, conditions, rights, duties, or obligations of, or set forth in, this Agreement.

Section 11.10 Amendment; Waivers; Extensions. No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same is in writing and signed by the Parties. Each waiver of a right hereunder does not extend beyond the specific event or circumstance giving rise to the right. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor does any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

Section 11.11 Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for the Confidentiality Agreement), and constitute the entire agreement among the Parties with respect thereto.

Section 11.12 Confidentiality Agreement. As of the Closing, the Confidentiality Agreement shall be deemed terminated.

Section 11.13 Transaction Costs. Except as provided in that certain letter agreement identified in Section 6.4(d) related to the fees and expenses of Deloitte and as provided for in Sections 6.7(a), 6.12 and 6.17, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, environmental consultants, accountants and counsel, and (b) the Sellers shall pay their own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of their financial advisors, accountants and counsel.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PURCHASER:

TEXAS PETROCHEMICALS LP By Texas Petrochemicals Inc., General Partner

By:	/s/ Charles Shaver
Name:	Charles Shaver
Title:	CEO / President

SELLERS:

HUNTSMAN PETROCHEMICAL CORPORATION

By:	/s/ Peter Huntsman
Name:	Peter Huntsman
Title:

HUNTSMAN FUELS, L.P. By Petrostar Fuels LLC, General Partner

By:	/s/ Sam Scruggs
Name:	Sam Scruggs
Title:

S-1